Chapman and Cutler llp

111 West Monroe Street
Chicago, Illinois 60603

April 23, 2018

VIA EDGAR CORRESPONDENCE

David Orlic
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: First Trust Exchange-Traded Fund VI (the “Trust”)

File Nos. 811-22717 and 333-182308

Dear Mr. Orlic:

This letter responds to your comments, provided by telephone, regarding Post-Effective Amendment No. 93 under the Investment Company Act of 1940 (the “1940 Act”) and Amendment No. 95 under the Securities Act of 1933 (the “1933 Act”) to the registration statement of First Trust Exchange-Traded Fund VI (the “Trust”) filed on Form N-1A with the U.S. Securities and Exchange Commission (the “Commission”) on February 23, 2018 (the “Registration Statement”). The Registration Statement relates to the First Trust Dorsey Wright DALI 1 ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement. The Fund’s revised prospectus, incorporating the Commission’s comments, is set forth on Exhibit A.

Comment 1 – Exemptive Order

Please confirm that the exemptive order pursuant to which the Fund’s shares will be issued permits affiliated funds to pass on expenses to the Fund.

Response to Comment 1

Pursuant to the Commission’s request, the Fund confirms that the exemptive order pursuant to which its shares will be issued permits affiliated funds to pass on expenses to the Fund.

Comment 2 – Exemptive Order

Please confirm that the exemptive order pursuant to which the Fund’s shares will be issued permits creations and redemptions of Creation Unit Aggregations to be done in exchange for cash.

Response to Comment 2

Pursuant to the Commission’s request, the Fund confirms that the exemptive order pursuant to which its shares will be issued permits creations and redemptions of Creation Unit Aggregations to be done in exchange for cash.

Comment 3 – Fees and Expenses of the Fund

Please remove the reference to distribution and service (12b-1) fees from footnote (1) to the Annual Fund Operating Expenses Table and the expense example.

Response to Comment 3

Pursuant to the Commission’s request, the requested deletion has been made.

Comment 4 – Principal Investment Strategies

Please revise the disclosure to include a prominent and concise statement regarding the frequency with which the Index will be rebalanced and reconstituted.

Response to Comment 4

Pursuant to the Commission’s request, the following disclosures have been added to the section entitled “Principal Investment Strategies”:

The Index evaluates four broad asset classes (U.S. equity securities, international equity securities, fixed income securities and commodities) and seeks to determine which of the four is most likely to experience the best investment performance until the next Index evaluation date (generally the second and fourth Friday of each month).

The point and figure relative strength comparison is generally used to determine the highest scoring asset class on a bi-monthly basis. The Index will reconstitute to reflect the asset class exhibiting the highest levels of relative strength.

Comment 5 – Principal Investment Strategies

The first sentence of the second paragraph notes that the Index evaluates the four asset classes to determine the asset class best positioned to outperform the market generally (emphasis added). Please consider revising the sentence to provide additional clarity regarding what measure is used to determine market outperformance.

Response to Comment 5

Pursuant to the Commission’s request, the section entitled “Principal Investment Strategies” has been revised, as set forth on Exhibit A.

Comment 6 – Principal Investment Strategies

Please consider revising the second sentence of the second paragraph to remove the word “proxy” from the disclosure as this word has multiple meanings and may be confusing to investors.

Response to Comment 6

Pursuant to the Commission’s request, the referenced disclosure has been revised.

Comment 7 – Principal Investment Strategies

The Commission notes that the second sentence of the second paragraph includes disclosure that each of the four asset classes is composed of a “roster of indices and/or one or more exchange-traded funds.” The methodology set forth in the Index White Paper includes disclosure that the four asset classes are composed of a roster of indices and/or one more exchange-traded products. Please confirm that the Fund intends to invest in exchange-traded funds registered as investment companies pursuant to the 1940 Act.

Response to Comment 7

Pursuant to the Commission’s request, the Fund confirms that it intends to invest in in exchange-traded funds registered as investment companies pursuant to the 1940 Act.

Comment 8 – Principal Investment Strategies

Please revise the disclosure contained in the second, third and fourth paragraphs in plain English to more fully and clearly explain the Index methodology. In particular, please more clearly describe what is meant by: (1) the relative strength calculation and how it is performed; (2) point and figure charting; (3) number of wins; and (4) the greatest outperformance potential. Please consider adding an example of the operation of the methodology in selecting the Index components.

Response to Comment 8

Pursuant to the Commission’s request, the section entitled “Principal Investment Strategies” has been revised, as set forth on Exhibit A.

Comment 9 – Principal Investment Strategies

Please revise the disclosure to include a prominent and concise statement regarding the fact that 90% of the Fund’s assets will be invested in only one of the asset classes at any given time.

Response to Comment 9

Pursuant to the Commission’s request, the following disclosure has been added to the section entitled “Principal Investment Strategies”:

The Index provides exposure to a single asset class at a time.

Comment 10 – Principal Investment Strategies

In the disclosure relating to the four asset classes, please consider identifying the ETFs that comprise each asset class. Additionally, in “Additional Information on the Fund’s Investment Objectives and Strategies,” please list all of the affiliated ETFs in which the Fund may invest and set forth their principal investment strategies and principal risks.

Response to Comment 10

Pursuant to the Commission’s request, the Fund has provided a list of all eligible ETFs, and a brief description of each ETF’s investment objective and principal investment strategy on Appendix A to the prospectus. Given the length of the disclosure, the Fund felt it would be most appropriate to include this disclosure in an appendix rather than in the section entitled “Additional Information on the Fund’s Investment Objectives and Strategies.”

In addition, the Fund has added the following disclosure to the section entitled “Principal Investment Strategies”:

Each ETF that is currently eligible for inclusion in the Index is set forth on Appendix A. The ETFs eligible for inclusion in the Index pursuant to the U.S. equity securities, international equity securities and commodities asset allocation are advised by First Trust Advisors, L.P., the investment advisor to the Fund. The ETFs eligible for inclusion in the Index pursuant to the fixed income asset allocation are not advised by First Trust Advisors, L.P. The list of ETFs eligible for inclusion in the Index may change from time to time pursuant to the methodology of the Index.

Lastly, the Fund has revised the section entitled “Principal Risks” to include additional risk disclosure regarding the risks posed to investors by the Fund’s investments in the underlying ETFs.

Comment 11 – Principal Risks

To the extent applicable, please consider including risk disclosure regarding the fact that the Index Provider is not well known and/or is inexperienced.

Response to Comment 11

The Fund respectfully disagrees with the Commission’s assessment of Nasdaq, Inc. and therefore declines to add the suggested disclosure.

Comment 12 – Principal Risks

“Asset Concentration Risk” alludes to the possibility that the Fund’s performance may be disproportionately harmed by the poor performance of those ETFs to which it has significant exposure. Please revise the disclosure to include the principal risks of such ETFs.

Response to Comment 12

Pursuant to the Commission’s request, the Fund has revised the section entitled “Principal Risks” to include additional risk disclosure regarding the risks posed to investors by the Fund’s investments in the underlying ETFs.

Comment 13 – Principal Risks

Please revise the disclosure to clarify which risks apply to the Fund generally and which risks apply to the ETFs in which it intends to invest.

Response to Comment 13

Pursuant to the Commission’s request, the section entitled “Principal Risks” has been revised accordingly.

Comment 14 – Principal Risks

Please revise “ETF Risk” to include disclosure that when the Fund purchases the shares of other ETFs it may pay significantly more or receive significantly less than the underlying net asset value of such ETFs and that this may be reflected as a spread between the bid and ask price of the ETF’s shares.

Response to Comment 14

Pursuant to the Commission’s request, the following disclosure has been added as the last sentence of “ETF Risk”:

Additionally, because ETFs trade on an exchange, their shares may trade at a premium or discount to their net asset value.

Comment 15 – Principal Risks

Please revise “Floating Rate Loan Risk” to emphasize the inherent liquidity risk in an underlying fund’s investment in such securities. For example, trades involving bank loans may take longer than seven days to settle.

Response to Comment 15

Pursuant to the Commission’s request, the following disclosure has been added as the third sentence sentence of “Floating Rate Loan Risk”:

Investments in floating rate loans, especially bank loans, may take significantly longer than seven days to settle, which can adversely affect an underlying ETF’s ability to timely honor redemptions.

Comment 16 – Principal Risks

To the extent that the Fund’s investments are concentrated in the securities of companies operating in a specific sector, please include risk disclosure regarding the principal risks of such a concentration.

Response to Comment 16

Pursuant to the Commission’s request, the Fund represents that, to the extent the Fund is concentrated in a particular sector, it will include the appropriate risk disclosure in the section entitled “Principal Risks.”

Comment 17 – Principal Risks

Please revise “Interest Rate Risk” to include an example of duration.

Response to Comment 17

Pursuant to the Commission’s request, the following disclosure has been added to “Interest Rate Risk”:

For example, the price of a security with a three-year duration would be expected to drop by approximately 3% in response to a 1% increase in interest rates.

Comment 18 – Principal Risks

Please revise “Trading Issues Risk” to include disclosure regarding the possibility that there may be greater variance between the Fund’s net asset value and market price should market makers stop making a market in the Fund’s shares or if authorized participants cease submitting purchase and redemption orders for the Fund’s creation units.

Response to Comment 18

Pursuant to the Commission’s request, the following disclosure has been added to “Trading Issues Risk”:

In the event market makers cease making a market in the Fund’s shares or authorized participants stop submitting purchase or redemption orders for Creation Units, Fund shares may trade at a larger premium or discount to their net asset value.

Comment 19 – Additional Information on the Fund’s Investment Objective and Strategies

Please include the following as the first second of the second paragraph.

Accordingly, other funds investing in the Fund must adhere to the limits set forth in Section 12(d)(1) of the 1940 Act.

Response to Comment 19

Pursuant to the Commission’s request, the referenced disclosure has been added as the first sentence of the second paragraph of the section entitled “Additional Information on the Fund’s Investment Objective and Strategies.”

Comment 20 – Additional Information on the Fund’s Investment Objective and Strategies

Please revise the fourth paragraph to provide additional clarity as to the “various circumstances” in which it may not be possible or practicable for the Fund to purchase all of the securities comprising the Index and thus will undertake to “sample” the securities comprising the Index. Additionally, please revise to include additional clarity as to when the Fund will use derivatives in order to track the Index and confirmation that such derivatives will not be included when determining the Fund’s compliance with its 90% investment policy.

Response to Comment 20

The Fund has no current intention to engage in sampling or utilize derivatives to track the Index. However, as the Fund is permitted, and wishes to reserve the right, to engage in such activities, the Fund respectfully declines to revise the disclosure. Additionally, the Fund confirms that the use of derivatives will not be included when determining compliance with its 90% investment policy.

Comment 21 – Additional Information on the Fund’s Investment Objective and Strategies

Please confirm that the Fund’s Index Sub-License Agreement and Authorized Participant Agreement will be filed as exhibits to the Registration Statement.

Response to Comment 21

The Fund confirms that it will file the Index Sub-License Agreement as an exhibit to the Registration Statement. The Registrant filed a Form of Participant Agreement on August 30, 2016 that the Fund will incorporate by reference.

Comment 22 – Management of the Fund

Please revise the following sentence to clarify that the Fund has not yet launched.

A discussion regarding the Board’s approval of the Investment Management Agreement is available in the Fund’s Semi-Annual Report to Shareholders for the period ended ___________, 2018.

Response to Comment 22

Pursuant to the Commission’s request, the referenced disclosure has been revised as follows:

A discussion regarding the Board’s approval of the Investment Management Agreement will be available in the Fund’s Semi-Annual Report to Shareholders for the period ended June 30, 2018.

Comment 23 – Share Trading Prices

Please revise the disclosure contained in the section to specifically address the following:

a)	How is the IOPV calculated? Is it based on the Index, the Fund’s portfolio or on the contents of the creation basket?
b)	What does the IOPV calculation include and not include? For example, does it include operating fees and/or other accruals?
c)	What types of values are used for underlying holdings?
d)	Please disclose whether the Fund may use stale values under certain circumstances or any other element that may adversely affect the use of IOPV as an indicator of the current market value of Fund shares. If so, please consider noting that potential as a principal risk.

Response to Comment 23

Pursuant to the Commission’s request, the following disclosures have been added to the section entitled “How to Buy and Sell Shares – Share Trading Prices”:

The IOPV is based on the current market value of the securities or other assets and/or cash required to be deposited in exchange for a Creation Unit.

The IOPV does not necessarily reflect the precise composition of the current portfolio of securities or other assets held by the Fund at a particular point in time or the best possible valuation of the current portfolio.

The IOPV is generally determined by using current market quotations.

Comment 24 – Statement of Additional Information

Please revise fundamental investment policy #7 as follows:

The Fund may not invest 25% or more of the value of its total assets in securities of issuers in any one industry or group of industries, except to the extent that the Fund’s Index is concentrated in an industry or group of industries.

Response to Comment 24

Pursuant to the Commission’s request, the requested revisions have been made.

Comment 25 – Statement of Additional Information

Please consider deleting the last two sentences in the sub-section entitled “Portfolio Turnover.”

Response to Comment 25

Pursuant to the Commission’s request, the requested deletions have been made.

Comment 26 – Statement of Additional Information

The first sentence of the second paragraph of “Lending of Portfolio Securities” includes disclosure that for purposes of lending the Fund’s portfolio securities, the Fund may accept as collateral “cash, U.S. government securities or other high-grade debt obligations.” Please explain how this is consistent with the Staff’s position that collateral must be in the form of cash, cash equivalents or U.S. government securities.

Response to Comment 26

The reference to “other high-grade debt obligations” is intended to reference other permitted collateral, including bank letters of credit, which have been viewed as acceptable by the Staff. See, for instance, Adams Express Co., SEC No-Act. (pub. avail. Oct. 9, 1974).

Comment 27 – Statement of Additional Information

Given that the Fund intends to invest primarily in U.S.-listed ETFs, please confirm that the disclosure contained in “Authorization, Custody and Settlement Risk for Non-U.S. Securities” is applicable.

Response to Comment 27

Pursuant to the Commission’s request, the referenced disclosure has been deleted.

Comment 28 – Index White Paper

The first sentence states that the Index is “quantitatively enabled.” Please describe how this methodology is rules-based and confirm that the Index Provider maintains only limited discretion with regard to the operation of the Index.

Response to Comment 28

The referenced disclosure is an attempt to reinforce the notion that the Index is entirely quantitatively driven. Pursuant to the Commission’s request, the Fund confirms that the Index Provider maintains only limited discretion with regard to the operation of the Index.

Comment 29 – Index White Paper

Please clarify what is meant by the following:

It aims to minimize drawdowns during periods when the macro-market environment is transitioning from bullish to bearish, and protects assets during a bearishly configured market.

Response to Comment 29

The referenced disclosure means that during market downturns, the Index will typically rotate to the fixed income allocation.

Comment 30 – Index White Paper

Please confirm that the disclosure regarding the frequency with which the Index will be rebalanced and reconstituted matches with what is disclosed in the prospectus.

Response to Comment 30

Pursuant to the Commission’s request, the Fund confirms that the disclosure regarding the frequency with which the Index will be rebalanced and reconstituted matches with what is disclosed in the prospectus.

Comment 31 – Index White Paper

The Commission notes that the Index White Paper states the the Index may be “100% allocated to a broad-commodity ETF.” Please confirm that the Fund invest in “securities,” as such term is defined in the 1940 Act.

Response to Comment 31

Pursuant to the Commission’s request, the Fund confirms that it will invest in “securities,” as such term is defined in the 1940 Act.

***

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours, Chapman and Cutler llp
By:	/s/ Morrison C. Warren
Morrison C. Warren

Exhibit A

First Trust Exchange-Traded Fund VI

PRELIMINARY PROSPECTUS DATED APRIL 23, 2018
SUBJECT TO COMPLETION
Prospectus
First Trust Dorsey Wright DALI 1 ETF
Ticker Symbol:	DALI
Exchange:	Nasdaq
The First Trust Dorsey Wright DALI 1 ETF (the “Fund”) intends to list and principally trade its shares on The Nasdaq Stock Market LLC (“Nasdaq” or the “Exchange”). Market prices may differ to some degree from the net asset value of the shares. Unlike mutual funds, the Fund issues and redeems shares at net asset value, only in large specified blocks each consisting of 50,000 shares (each such block of shares called a “Creation Unit,” and collectively, the “Creation Units”). The Fund’s Creation Units are generally issued and redeemed in-kind for securities in which the Fund invests and, in certain circumstances, for cash, and only to and from broker-dealers and large institutional investors that have entered into participation agreements.
The Fund is a series of First Trust Exchange-Traded Fund VI (the “Trust”) and an exchange-traded index fund organized as a separate series of a registered management investment company.
Except when aggregated in Creation Units, the shares are not redeemable securities of the Fund.
The Securities and Exchange Commission and Commodity Futures Trading Commission have not approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
NOT FDIC INSURED    MAY LOSE VALUE    NO BANK GUARANTEE
The Information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
___________, 2018

Summary Information
Investment Objective
The First Trust Dorsey Wright DALI 1 ETF (the “Fund”) seeks investment results that correspond generally to the price and yield (before the Fund’s fees and expenses) of an index called the Nasdaq Dorsey Wright DALI 1 Index (the “Index”).
Fees and Expenses of the Fund
The following table describes the fees and expenses you may pay if you buy and hold shares of the Fund. Investors purchasing and selling shares may be subject to costs (including customary brokerage commissions) charged by their broker, which are not reflected in the table below.
Shareholder Fees
(fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)
Management Fees	___%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(1)	0.00%
Acquired Fund Fees and Expenses(1)	___%
Total Annual Fund Operating Expenses	___%
(1)	"Other Expenses" and "Aquired Fund Fees and Expenses" are estimates based on the expenses the Fund expects to incur for the current fiscal year.
Example
The example below is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account customary brokerage commissions that you pay when purchasing or selling shares of the Fund in the secondary market.
The example assumes that you invest $10,000 in the Fund for the time periods indicated. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. Although your actual costs may be higher or lower, based on these assumptions your costs would be:
1 Year	3 Years
$___	$___
Portfolio Turnover
The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costsand may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund’s performance.
Principal Investment Strategies
Under normal conditions, the Fund will invest at least 90% of its net assets (including investment borrowings) in the equity securities that comprise the Index. The Fund, using an indexing investment approach, attempts to replicate, before fees and expenses, the performance of the Index. The Fund’s investment advisor seeks a correlation of 0.95 or better (before fees and expenses) between the Fund’s performance and the performance of the Index; a figure of 1.00 would represent perfect correlation. The Index is owned and was developed by Nasdaq, Inc. (the “Index Provider”). The Index consists exclusively of U.S.-listed exchange-traded funds (“ETFs”). Certain ETFs in which the Fund invests may be advised by First Trust Advisors L.P., the Fund’s investment advisor.
The Index evaluates four broad asset classes (U.S. equity securities, international equity securities, fixed income securities and commodities) and seeks to determine which of the four is most likely to experience the best investment performance until the next Index evaluation date (generally the second and fourth Friday of each month). The Index has been designed based upon the principle that the asset class exhibiting the highest levels of “relative strength,” based on current prices, will be the asset class with the best performance over the near term. A relative strength calculation is an objective method of comparing two investment options to determine which of the two is exhibiting greater forward price momentum.
For the purpose of comparing the asset classes, each asset class is represented by a roster of indices and/or one or more ETFs that principally track or invest in the securities that comprise each asset class, and collectively provide diversified exposure to each asset class. To determine which of the four asset classes is exhibiting the greatest price momentum, the Index compares the relative strength of each component (ETF or index) of each asset class against each component of each of the other three asset classes. To make this comparison, the closing price of the two ETFs/indices being compared are divided against each other and then multiplied by 100. This number is then charted. When the same calculation is run the next day, if the number increases for a given asset class, it is charted as an “X.” If it decreases, it is charted as an “O.” This is known as “point and figure” charting. The Index utilizes this technique by comparing each component of each asset class against the components of each of the other three asset classes and aggregating the information. The asset class with the greatest number of “Xs” is the asset class exhibiting the greatest relative strength and is therefore the asset class chosen for inclusion in the Index. The Index provides exposure to a single asset class at a time.
The point and figure relative strength comparison is generally used to determine the highest scoring asset class on a bi-monthly basis. The Index will reconstitute to reflect the asset class exhibiting the highest levels of relative strength. Once the asset class exhibiting the highest relative strength is determined, the Index is constituted and weighted pursuant to the individual methodology of the selected asset class, each of which is set forth below. Each ETF that is currently eligible for inclusion in the Index is set forth on Appendix A. The ETFs eligible for inclusion in the Index pursuant to the U.S. equity securities, international equity securities and commodities asset allocation are advised by First Trust Advisors L.P., the investment advisor to the Fund. The ETFs eligible for inclusion in the Index pursuant to the fixed income asset allocation are not advised by First Trust Advisors L.P. The list of ETFs eligible for inclusion in the Index may change from time to time pursuant to the methodology of the Index.
U.S. Equity Securities
•	65% of the Fund’s assets will be equally weighted among the constituents of the Dorsey Wright Focus Five Index (an index of ETFs designed to select the five sector/industry-based First Trust ETFs exhibiting the greatest relative strength).
•	35% of the Fund’s assets will be equally weighted among the First Trust Large Cap Growth AlphaDEX Fund (an ETF that provides exposure to large capitalization U.S. issuers that have exhibited higher levels of growth potential) and First Trust Small Cap Growth AlphaDEX Fund (an ETF that provides exposure to small capitalization U.S. issuers that have exhibited higher levels of growth potential)
•	The Index will re-balance back to the 65% and 35% target weights quarterly. The Index may re-constitute periodically in response to changes in the composition of the Dorsey Wright Focus Five Index.
International Equity Securities
•	65% of the Fund’s assets will be equally weighted among the constituents of the Dorsey Wright Focus Five Index Dorsey Wright International Focus Five Index (an index of ETFs designed to select the five country/region-based First Trust ETFs exhibiting the greatest relative strength).
•	35% of the Fund’s assets will be equally weighted among the First Trust Emerging Markets AlphaDEX Fund (an ETF that provides exposure to equity securities issued by companies operating in emerging markets) and First Trust Developed Markets ex-US AlphaDEX Fund (an ETF that provides exposure to equity securities issued by companies operating in non-U.S. developed markets).
•	The Index will re-balance back to the 65% and 35% target weights quarterly. The Index may re-constitute periodically in response to changes in the composition of the Dorsey Wright International Focus Five Index.
Fixed Income Securities
•	65% of the Fund’s assets will be equally weighted among three ETFs that seek broad exposure to the U.S. investment grade fixed income securities market.
•	35% of the Fund’s assets will be equally weighted among the constituents of the Dorsey Wright Fixed Income Model (a model that seeks to select four ETFs that invest principally in fixed income securities exhibiting the greatest relative strength).

•	The Index will re-balance back to the 65% and 35% target weights quarterly. The Index may re-constitute periodically in response to changes in the composition of the Dorsey Wright Fixed Income Model.
Commodities
•	First Trust Global Tactical Commodity Strategy Fund (an ETF that invests in a combination of exchange-listed commodity futures contracts and commodity-linked instruments through a wholly-owned Cayman subsidiary with the objective of providing investors with commodity exposure) is included in the Index and given a weight of 100%.
The inception date of the Index was _____________. The Fund will be concentrated in an industry or a group of industries to the extent that the Index is so concentrated. As of ___________, 2018, the Fund had significant investments in companies operating in the __________ sector. As of ___________, 2018, the Fund had exposure to the ________ asset class through its investments in the following ETF(s):
The Fund is classified as “non-diversified” under the Investment Company Act of 1940, as amended (the “1940 Act”).
Principal Risks
You could lose money by investing in the Fund. An investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. There can be no assurance that the Fund’s investment objective will be achieved.
ASSET CONCENTRATION RISK. Since the Index, and therefore the Fund, may be composed of a very small number of ETFs (including a single ETF), the Fund’s performance may be hurt disproportionately and significantly by the poor performance of those ETFs to which it has significant exposure. A concentration makes the Fund more susceptible to any single occurrence affecting the underlying ETFs and may subject the Fund to greater market risk than more diversified funds.
AUTHORIZED PARTICIPANT CONCENTRATION RISK. Only an authorized participant (as defined in the “Frequent Purchases and Redemptions” Section) may engage in creation or redemption transactions directly with the Fund. The Fund has a limited number of institutions that act as authorized participants. To the extent that these institutions exit the business or are unable to proceed with creation and/or redemption orders with respect to the Fund and no other authorized participant is able to step forward to create or redeem, in either of these cases, Fund shares may trade at a discount to the Fund’s net asset value and possibly face delisting.
CLEARING BROKER RISK. To the extent the Fund invests in ETFs which invest in commodity futures contracts through a clearing broker, the failure or bankruptcy of such a clearing broker could result in a substantial loss of Fund assets. Under current Commodity Futures Trading Commission (“CFTC”) regulations, a clearing broker maintains customers’ assets in a bulk segregated account. If a clearing broker fails to do so, or is unable to satisfy a substantial deficit in a customer account, its other customers may be subject to risk of loss of their funds in the event of that clearing broker’s bankruptcy. In that event, the clearing broker’s customers, such as an underlying ETF, are entitled to recover, even in respect of property specifically traceable to them, only a proportional share of all property available for distribution to all of that clearing broker’s customers.
COMMODITY RISK. Certain ETFs in which the Fund may invest have exposure to commodities through investments in commodity futures contracts and exchange-traded commodity linked instruments ("Commodities Investments"). The value of Commodities Instruments typically is based upon the price movements of a physical commodity or an economic variable linked to such price movements. The prices of Commodities Instruments may fluctuate quickly and dramatically and may not correlate to price movements in other asset classes. An active trading market may not exist for certain commodities. Each of these factors and events could have a significant negative impact on the underlying ETFs.
CONVERTIBLE SECURITIES RISK. Certain ETFs in which the Fund may invest hold convertible securities. Convertible securities have characteristics of both equity and debt securities and, as a result, are exposed to certain additional risks. The market values of convertible securities tend to decline as interest rates increase and, conversely, to increase as interest rates decline. However, a convertible security’s market value also tends to reflect the market price of the common stock of the issuing company, particularly when the stock price is greater than the convertible security’s conversion price (i.e., the predetermined price or exchange ratio at which the convertible security can be converted or exchanged for the underlying common stock). Convertible securities are also exposed to the risk that an issuer is unable to meet its obligation to make dividend or principal payments when due as a result of changing financial or market conditions. Convertible securities generally offer lower interest or dividend yields than non-convertible debt securities of similar credit quality because of their potential for capital appreciation.
COUNTERPARTY RISK. To the extent the Fund invests in ETFs which invest in Commodities Instruments, the Fund bears the risk that an underlying ETF’s counterparty to the Commodities Instrument may default on its obligations or otherwise fail to honor its obligations. If a counterparty defaults on its payment obligations, the underlying ETF will lose money and the value of an investment in Fund shares may decrease. In addition, an underlying ETF may engage in such investment transactions with a limited number of counterparties.
CREDIT RISK. Certain ETFs in which the Fund may invest may be subject to credit risk. Credit risk is the risk that an issuer of a security held by an underlying ETF will be unable or unwilling to make dividend, interest and/or principal payments when due and the related risk that the value of such security may decline because of concerns about the issuer’s ability to make such payments.
CURRENCY EXCHANGE RATE RISK. Certain ETFs in which the Fund may invest hold investments that are denominated in non-U.S. currencies, or in securities that provide exposure to such currencies, currency exchange rates or interest rates denominated in such currencies. Changes in currency exchange rates and the relative value of non-U.S. currencies will affect the value of an underlying ETF's investment and the value of Fund shares. Currency exchange rates can be very volatile and can change quickly and unpredictably. As a result, the value of an investment in the Fund may change quickly and without warning and you may lose money.
CYBER SECURITY RISK. As the use of Internet technology has become more prevalent in the course of business, the Fund has become more susceptible to potential operational risks through breaches in cyber security. A breach in cyber security refers to both intentional and unintentional events that may cause the Fund to lose proprietary information, suffer data corruption or lose operational capacity. Such events could cause the Fund to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures and/or financial loss. Cyber security breaches may involve unauthorized access to the Fund’s digital information systems through “hacking” or malicious software coding, but may also result from outside attacks such as denial-of-service attacks through efforts to make network services unavailable to intended users. In addition, cyber security breaches of the Fund’s third party service providers, such as its administrator, transfer agent, custodian, or sub advisor, as applicable, or issuers in which the Fund invests, can also subject the Fund to many of the same risks associated with direct cyber security breaches. The Fund has established risk management systems designed to reduce the risks associated with cyber security. However, there is no guarantee that such efforts will succeed, especially because the Fund does not directly control the cyber security systems of issuers or third party service providers.
DEPOSITARY RECEIPTS RISK. Certain ETFs in which the Fund may invest hold depositary receipts, which may be less liquid than the underlying shares in their primary trading market. Any distributions paid to the holders of depositary receipts are usually subject to a fee charged by the depositary. Holders of depositary receipts may have limited voting rights, and investment restrictions in certain countries may adversely impact the value of depositary receipts because such restrictions may limit the ability to convert the equity shares into depositary receipts and vice versa. Such restrictions may cause the equity shares of the underlying issuer to trade at a discount or premium to the market price of the depositary receipts.
EQUITY SECURITIES RISK. Because the Fund may invest in ETFs that invest in equity securities, the value of the Fund’s shares will fluctuate with changes in the value of these equity securities. Equity securities prices fluctuate for several reasons, including changes in investors’ perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as market volatility, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.
ETF RISK. The shares of an ETF trade like common stock and represents a portfolio of securities. The risks of owning an ETF generally reflect the risks of owning the underlying securities, although lack of liquidity in an ETF could result in it being more volatile and ETFs have management fees and other operating expenses that increase their costs. Additionally, because ETFs trade on an exchange, their shares may trade at a premium or discount to their net asset value.
EXTENSION RISK. Certain ETFs in which the Fund may invest may be subject to extension risk. Extension risk is the risk that, when interest rates rise, certain obligations will be paid off by the issuer (or obligor) more slowly than anticipated, causing the value of these securities to fall. Rising interest rates tend to extend the duration of securities, making them more sensitive to changes in interest rates. The value of longer-term securities generally changes more in response to changes in interest rates than shorter-term securities. As a result, in a period of rising interest rates, securities may exhibit additional volatility and may lose value.
FIXED INCOME SECURITIES RISK. An investment in ETFs that invest in fixed income securities may entail credit risks and the risk that the value of the Fund’s assets will decline, and may decline precipitously, with increases in interest rates. High yield debt securities are, under most circumstances, subject to greater market fluctuations and risk of loss of income and principal than are investments in lower-yielding, higher-rated securities, and their value may decline precipitously because of increases in interest rates, not only because the increases in rates generally decrease values, but also because increased rates may indicate a slowdown in the economy and a decrease in the value of assets generally that may adversely affect the credit of issuers of high yield, high risk securities resulting in a higher incidence of defaults among high yield, high risk securities. A slowdown in the economy, or a development adversely affecting an issuer’s creditworthiness, may result in the issuer being unable to maintain earnings or sell assets at the rate and at the prices, respectively, that are required to produce sufficient cash flow to meet its interest and principal requirements.
FIXED-TO-FLOATING RATE SECURITIES RISK. Certain ETFs in which the Fund may invest hold fixed-to-floating rate securities, which are securities that have an initial term with a fixed dividend rate and following this initial term bear a floating dividend rate. Securities which include a floating or variable interest rate component can be less sensitive to interest rate changes than securities with fixed interest rates, but may decline in value if their interest rates do not rise as much, or as quickly, as interest rates in general. Although floating rate preferred securities can be less sensitive to interest rate risk than fixed-rate preferred securities, they are subject to the risks applicable to preferred securities more generally.
FLOATING RATE LOAN RISK. Certain ETFs in which the Fund may invest hold floating rate loans, which may include high yield securities, or “junk” loans. An investment in floating rate loans subjects the underlying ETFs to credit risk, which is heightened for loans in which the underlying ETFs invests because companies that issue such loans tend to be highly leveraged and thus are more susceptible to the risks of interest deferral, default and/or bankruptcy. Investments in floating rate loans, especially bank loans, may take significantly longer than seven days to settle, which can adversely affect an underlying ETF's ability to timely honor redemptions. The loans are usually rated below investment grade but may also be unrated. An economic downturn would generally lead to a higher non-payment rate, and a loan may lose significant market value before a default occurs. Moreover, any specific collateral used to secure a loan may decline in value or become illiquid, which would adversely affect the loan’s value. Loans are subject to a number of risks described elsewhere in this prospectus, including liquidity risk and the risk of investing in below investment grade debt instruments. Floating rate loans are subject to prepayment risk. The degree to which borrowers prepay loans, whether as a contractual requirement or at their election, may be affected by general business conditions, the financial condition of the borrower and competitive conditions among loan investors, among others. Floating rate loans may also not be considered “securities” under the 1940 Act and therefore prevent the underlying ETFs from relying on the anti-fraud provisions of the Act.
FLUCTUATION OF NET ASSET VALUE RISK. The net asset value of shares of the Fund will generally fluctuate with changes in the market value of the Fund’s holdings. The market prices of shares will generally fluctuate in accordance with changes in net asset value as well as the relative supply of and demand for shares on the Exchange. The Fund’s investment advisor cannot predict whether shares will trade below, at or above their net asset value because the shares trade on the Exchange at market prices and not at net asset value. Price differences may be due, in large part, to the fact that supply and demand forces at work in the secondary trading market for shares will be closely related to, but not identical to, the same forces influencing the prices of the holdings of the Fund trading individually or in the aggregate at any point in time. However, given that shares can only be purchased and redeemed either in-kind or for cash in Creation Units, and only to and from broker-dealers and large institutional investors that have entered into participation agreements (unlike shares of closed-end funds, which frequently trade at appreciable discounts from, and sometimes at premiums to, their net asset value), the Fund’s investment advisor believes that large discounts or premiums to the net asset value of shares should not be sustained.
FUND OF FUNDS RISK. The Fund invests in the securities of other ETFs, which involves additional expenses that would not be present in a direct investment in such ETFs. Furthermore, the Fund’s investment performance and risks are directly related to the investment performance and risks of the underlying ETFs in which the Fund invests.
FUTURES RISK. Certain ETFs in which the Fund may invest hold futures contracts. Futures and futures-related products can be highly volatile. Price movements are influenced by, among other things, changing supply and demand relationships; climate; government agricultural, trade, fiscal, monetary and exchange control programs and policies; national and international political and economic events; crop diseases; the purchasing and marketing programs of different nations; and changes in interest rates. In addition, governments from time to time intervene, directly and by regulation, in certain markets, particularly those in currencies.
HIGH YIELD SECURITIES RISK. Certain ETFs in which the Fund may invest hold high yield securities. High yield securities, or “junk” bonds, are subject to greater market fluctuations and risk of loss than securities with higher ratings, and therefore, are considered to be highly speculative. These securities are issued by companies that may have narrowly focused operations and/or other impediments to the timely payment of periodic interest and principal at maturity. If the economy slows down or dips into recession, the issuers of high yield securities may not have sufficient resources to continue making timely payment of periodic interest and principal at maturity. The market for high yield securities is smaller and less liquid than that for investment grade securities. High yield securities are generally not listed on a national securities exchange but trade in the over-the-counter markets. Due to the smaller, less liquid market for high yield securities, the bid-offer spread on such securities is generally greater than it is for investment grade securities and the purchase or sale of such securities may take longer to complete. In general, high yield securities may have a greater risk of default than other types of securities.
HYBRID CAPITAL SECURITIES RISK. Certain ETFs in which the Fund may invest hold hybrid capital securities. A hybrid capital security may exhibit characteristics akin to both an equity or debt security or other evidence of indebtedness on which the value of the interest, or principal of which, is determined by reference to changes in the value of a reference instrument or financial strength of a reference entity (e.g., a security or other financial instrument, asset, currency or interest rate). The price of a hybrid capital security and any applicable reference instrument may not move in the same direction or at the same time. An investment in a hybrid capital security may entail significant risks not associated with a similar investment in a traditional equity security. The risks of a particular hybrid capital security will depend upon the terms of the instrument, but may include the possibility of significant changes in the value of any applicable reference instrument. Hybrid capital securities potentially are more volatile than traditional equity securities. Hybrid instruments may carry credit risk of their issuer, as well as liquidity risk, since they often are “customized” to meet the needs of an issuer or a particular investor, and therefore the number of investors that buy such instruments in the secondary market may be small.
INCOME RISK. Certain ETFs in which the Fund may invest may be subject to income risk. Income from the Fund’s investments in ETFs that hold fixed income securities could decline during periods of falling interest rates.
INDEX REBALANCE RISK. Pursuant to the methodology that the Index Provider uses to calculate and maintain the Index, the Fund may own a significant number of the outstanding shares of underlying ETFs included in the Fund. Any such underlying ETF may be removed from the Index in the event that it does not comply with the eligibility requirements of the Index. As a result, the Fund may be forced to sell shares of certain underlying ETFs at inopportune times or for prices other than at current market values or may elect not to sell such shares on the day that they are removed from the Index, due to market conditions or otherwise. Due to these factors, the variation between the Fund’s annual return and the return of the Index may increase significantly. Apart from scheduled rebalances, the Index Provider may carry out additional ad hoc rebalances to the Index to, for example, correct an error in the selection of constituents. When the Fund in turn rebalances its portfolio, any transaction costs and market exposure arising from such portfolio rebalancing will be borne by the Fund and its shareholders. Unscheduled rebalances may also expose the Fund to additional tracking error risk. Therefore, errors and additional ad hoc rebalances carried out by the Index Provider may increase the Fund’s costs and market exposure.
INDUSTRY CONCENTRATION RISK. The Fund will be concentrated in the securities of an individual industry if the Index is concentrated in an individual industry. A concentration makes the Fund more susceptible to any single occurrence affecting the industry and may subject the Fund to greater market risk than more diversified funds.
INTEREST RATE RISK. Certain ETFs in which the Fund may invest may be subject to interest rate risk. Interest rate risk is the risk that the value of the debt securities in an underlying ETF’s portfolio will decline because of rising market interest rates. Interest rate risk is generally lower for shorter term debt securities and higher for longer term debt securities. Duration is a measure of the expected price volatility of a debt security as a result of changes in market rates of interest, based on, among other factors, the weighted average timing of the debt security’s expected principal and interest payments. In general, duration represents the expected percentage change in the value of a security for an immediate 1% change in interest rates. For example, the price of a security with a three-year duration would be expected to drop by approximately 3% in response to a 1% increase in interest rates. Therefore, prices of debt securities with shorter durations tend to be less sensitive to interest rate changes than debt securities with longer durations. As the value of a debt security changes over time, so will its duration.
MARKET MAKER RISK. If the Fund has lower average daily trading volumes, it may rely on a small number of third-party market makers to provide a market for the purchase and sale of shares. Any trading halt or other problem relating to the trading activity of these market makers could result in a dramatic change in the spread between the Fund’s net asset value and the price at which the Fund’s shares are trading on the Exchange which could result in a decrease in value of the Fund’s shares. In addition, decisions by market makers or authorized participants to reduce their role or step away from these activities in times of market stress could inhibit the effectiveness of the arbitrage process in maintaining the relationship between the underlying values of the Fund’s portfolio securities and the Fund’s market price. This reduced effectiveness could result in Fund shares trading at a discount to net asset value and also in greater than normal intraday bid-ask spreads for Fund shares.

MARKET RISK. Market risk is the risk that a particular security or shares of the Fund in general may fall in value. Securities are subject to market fluctuations caused by such factors as economic, political, regulatory or market developments, changes in interest rates and perceived trends in securities prices. Shares of the Fund could decline in value or underperform other investments.
MOMENTUM INVESTING RISK. The Index employs a “momentum” style methodology that emphasizes selecting ETFs that have had higher recent price performance compared to other ETFs. The Fund may be subject to more risk because ETFs in which the Fund invests may be more volatile than a broad cross-section of ETFs or the returns on ETFs that have previously exhibited price momentum are less than returns on other styles of investing or the overall stock market. Momentum can turn quickly and cause significant variation from other types of investments.
MORTGAGE SECURITIES RISK. Certain ETFs in which the Fund may invest hold mortgage-related securities, including mortgage-backed securities, which may make those ETFs more susceptible to adverse economic, political or regulatory events that affect the value of real estate. Changes in local, state and federal policies could negatively impact the underlying ETFs that invest in mortgage-related securities market, which include various government initiated and sponsored homeowner assistance programs and eminent domain issues. Mortgage-related securities are subject to the risk that the rate of mortgage prepayments decreases, which extends the average life of a security and increases the interest rate exposure. Mortgage-related securities may also face liquidity issues when an underlying ETF seeks to sell such securities, but are unable to find buyers at a bid-ask spread to make the transaction feasible. These securities are also subject to the risk that the underlying borrowers may default on their mortgages, resulting in a non-payment of principal and interest. Finally, the underlying ETFs which invest in mortgage-related securities market may be negatively impacted by regulatory changes including those that are related to the mandate or existence of the government-sponsored enterprises, Fannie Mae, Freddie Mac and Ginnie Mae.
MUNICIPAL BONDS RISK. Certain of the ETFs in which the Fund may invest hold municipal bonds. In additional to being subject to credit, income and interest rate risk (as described in this prospectus), municipal bonds are subject to tax risk. Interest income from municipal bonds is normally not subject to regular federal income tax, but income from municipal bonds held by the underlying ETFs could be declared taxable because of, among other things, unfavorable changes in tax laws, adverse interpretations by the Internal Revenue Service or state tax authorities or noncompliant conduct of a bond issuer. Consequently, the attractiveness of municipal bonds in relation to other investment alternatives is affected by changes in federal income tax rates or changes in the tax-exempt status of interest income from municipal bonds.
NEW FUND RISK. As of the date of this prospectus, the Fund has no operating history and currently has fewer assets than larger funds, and like other relatively new funds, large inflows and outflows may impact the Fund’s market exposure for limited periods of time. This impact may be positive or negative, depending on the direction of market movement during the period affected.
NON-CORRELATION RISK. The Fund’s return may not match the return of the Index for a number of reasons. For example, the Fund incurs operating expenses not applicable to the Index, and may incur costs in buying and selling securities, especially when rebalancing the Fund’s portfolio holdings to reflect changes in the composition of the Index. In addition, the Fund’s portfolio holdings may not exactly replicate the securities included in the Index or the ratios between the securities included in the Index.
NON-DIVERSIFICATION RISK. The Fund is classified as “non-diversified” under the 1940 Act. As a result, the Fund is only limited as to the percentage of its assets which may be invested in the securities of any one issuer by the diversification requirements imposed by the Internal Revenue Code of 1986, as amended. The Fund may invest a relatively high percentage of its assets in a limited number of issuers. As a result, the Fund may be more susceptible to a single adverse economic or regulatory occurrence affecting one or more of these issuers, experience increased volatility and be highly invested in certain issuers.
NON-U.S. SECURITIES AND EMERGING MARKETS RISK. Certain ETFs in which the Fund may invest own securities of issuers headquartered or incorporated outside of the U.S. Non-U.S. securities are subject to higher volatility than securities of domestic issuers due to possible adverse political, social or economic developments; restrictions on foreign investment or exchange of securities; lack of liquidity; currency exchange rates; excessive taxation; government seizure of assets; different legal or accounting standards; and less government supervision and regulation of exchanges in foreign countries. These risks may be heightened for securities of companies located in, or with significant operations in, emerging market countries.

PASSIVE INVESTMENT RISK. The Fund is not actively managed. The Fund invests in securities included in or representative of its Index regardless of their investment merit. The Fund generally will not attempt to take defensive positions in declining markets.
PORTFOLIO TURNOVER RISK. The Fund’s strategy may frequently involve buying and selling portfolio securities to rebalance the Fund’s exposure to various market sectors. High portfolio turnover may result in the Fund paying higher levels of transaction costs and generating greater tax liabilities for shareholders. Portfolio turnover risk may cause the Fund’s performance to be less than you expect.
PREFERRED SECURITIES RISK. Certain of the ETFs in which the Fund may invest hold preferred securities. Preferred securities combine some of the characteristics of both common stocks and bonds. Preferred securities are typically subordinated to bonds and other debt instruments in a company’s capital structure, in terms of priority to corporate income, and therefore will be subject to greater credit risk than those debt instruments. Preferred securities are also subject to credit risk, interest rate risk and income risk.
REGULATORY RISK. To the extent the Fund invests in ETFs which invest in Commodities Instruments, the investment decisions of such underlying ETFs may need to be modified, and commodity contract positions held by the underlying ETF may have to be liquidated at disadvantageous times or prices, to avoid exceeding any applicable position limits established by the CFTC, potentially subjecting the Fund to substantial losses. The regulation of commodity transactions in the United States is a rapidly changing area of law and is subject to ongoing modification by government, self-regulatory and judicial action. The effect of any future regulatory change with respect to any aspect of the Fund is impossible to predict, but could be substantial and adverse to the Fund.
SMALLER COMPANIES RISK. Certain ETFs in which the Fund may invest may hold securities of small and/or mid capitalization companies. Such companies may be more vulnerable to adverse general market or economic developments, and their securities may be less liquid and may experience greater price volatility than larger, more established companies as a result of several factors, including limited trading volumes, products or financial resources, management inexperience and less publicly available information. Accordingly, such companies are generally subject to greater market risk than larger, more established companies.
TRADING ISSUES RISK. Although the shares of the Fund are listed for trading on the Exchange, there can be no assurance that an active trading market for such shares will develop or be maintained. Trading in shares on the Exchange may be halted due to market conditions or for reasons that, in the view of the Exchange, make trading in shares inadvisable. In addition, trading in shares on the Exchange is subject to trading halts caused by extraordinary market volatility pursuant to the Exchange’s “circuit breaker” rules. Market makers are under no obligation to make a market in the Fund’s shares, and authorized participants are not obligated to submit purchase or redemption orders for Creation Units. In the event market makers cease making a market in the Fund's shares or authorized participants stop submitting purchase or redemption orders for Creation Units, Fund shares may trade at a larger premium or discount to their net asset value. There can be no assurance that the requirements of the Exchange necessary to maintain the listing of the Fund will continue to be met or will remain unchanged. The Fund may have difficulty maintaining its listing on the Exchange in the event the Fund’s assets are small or the Fund does not have enough shareholders.
U.S. AGENCY DEBT RISK. Certain ETFs in which the Fund may invest hold unsecured bonds or debentures issued by U.S. government agencies. Bonds or debentures issued by U.S. government agencies, government-sponsored entities, or government corporations, including, among others, Fannie Mae and Freddie Mac, are generally backed only by the general creditworthiness and reputation of the U.S. government agency, government-sponsored entity, or government corporation issuing the bond or debenture and are not guaranteed by the U.S. Department of the Treasury or backed by the full faith and credit of the U.S. government. As a result, there is uncertainty as to the current status of many obligations of Fannie Mae, Freddie Mac and other agencies that are placed under conservatorship of the federal government. Ginnie Mae securities are generally backed by the full faith and credit of the U.S. government.
VALUATION RISK. To the extent the Fund invests in ETFs which invest in fixed income securities, the Fund may be subject to valuation risk. Unlike publicly traded securities that trade on national exchanges, there is no central place or exchange for fixed income securities trading. Fixed income securities generally trade on an “over-the-counter” market which may be anywhere in the world where the buyer and seller can settle on a price. Due to the lack of centralized information and trading, the valuation of fixed income securities may carry more uncertainty and risk than that of publicly traded securities. Accordingly, determinations of the fair value of fixed income securities may be based on infrequent and dated information. Also, because the available information is less reliable and more subjective, elements of judgment may play a greater role in valuation of debt securities than for other types of securities. Typically, fixed income securities are valued using information provided by a third-party pricing service, which primarily uses broker quotes to value the securities.
VOLATILITY RISK. Certain ETFs in which the Fund may invest hold volatile securities. Frequent or significant short-term price movements could adversely impact the performance of an underlying ETF. In addition, the net asset value of the Fund over short-term periods may be more volatile than other investment options because of the Fund’s investments in ETFs that significantly utilize financial instruments that have a leveraging effect. For example, because of the low margin deposits required, futures trading involves an extremely high degree of leverage and as a result, a relatively small price movement in Commodities Instruments may result in immediate and substantial losses to an underlying ETF, and consequently to the Fund.
Performance
The Fund does not have performance history. Once available, the Fund’s performance information, and information that gives some indication of the risks of an investment in the fund by comparing the fund’s performance with a broad measure of market performance, will be available on the Fund’s website at www.ftportfolios.com. The Fund’s past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future.
Management
Investment Advisor
First Trust Advisors L.P. (“First Trust” or the “Advisor”)
Portfolio Managers
The Fund’s portfolio is managed by a team (the “Investment Committee”) consisting of:
•	Daniel J. Lindquist, Chairman of the Investment Committee and Managing Director of First Trust
•	Jon C. Erickson, Senior Vice President of First Trust
•	David G. McGarel, Chief Investment Officer, Chief Operating Officer and Managing Director of First Trust
•	Roger F. Testin, Senior Vice President of First Trust
•	Stan Ueland, Senior Vice President of First Trust
•	Chris A. Peterson, Senior Vice President of First Trust
The Investment Committee members are primarily and jointly responsible for the day-to-day management of the Fund. Each Investment Committee member has served as a part of the portfolio management team of the Fund since 2018.
Purchase and Sale of Fund Shares
The Fund issues and redeems shares on a continuous basis, at net asset value, only in Creation Units consisting of 50,000 shares. The Fund’s Creation Units are generally issued and redeemed in-kind for securities in which the Fund invests and, in certain circumstances, for cash and only to and from broker-dealers and large institutional investors that have entered into participation agreements. Individual shares of the Fund may only be purchased and sold on Nasdaq and other eligible securities exchanges through a broker-dealer. Shares of the Fund trade on Nasdaq at market prices rather than net asset value, which may cause the shares to trade at a price greater than net asset value (premium) or less than net asset value (discount).
Tax Information
The Fund’s distributions are taxable and will generally be taxed as ordinary income or capital gains. Distributions on shares held in a tax-deferred account, while not immediately taxable, will be subject to tax when the shares are no longer held in a tax-deferred account.
Payments to Broker-Dealers and Other Financial Intermediaries
If you purchase shares of the Fund through a broker-dealer or other financial intermediary (such as a bank), First Trust and First Trust Portfolios L.P., the Fund’s distributor, may pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary’s website for more information.

Additional Information on the Fund's Investment Objectives and Strategies
The Fund is a series of the Trust, an investment company and an exchange-traded “index fund.” The investment objective of the Fund is to seek investment results that correspond generally to the price and yield (before fees and expenses) of the Index. The Fund will normally invest at least 90% of its net assets (including investment borrowings) in securities that comprise the Index.
To invest in ETFs in excess of the limits imposed under the 1940 Act, the Fund intends to rely on exemptive relief that the Securities and Exchange Commission has issued to the Trust and/or Section 12(d)(1)(G) of the 1940 Act. Accordingly, other funds investing in the Fund must adhere to the limits set forth in Section 12(d)(1) of the 1940 Act.
The Fund’s investment objective, 90% investment strategy and each of the policies described herein are non-fundamental policies that may be changed by the Board of Trustees of the Trust (the “Board”) without shareholder approval so long as 60 days’ prior written notice is provided to shareholders before the any such change. Certain fundamental policies of the Fund are set forth in the Statement of Additional Information (“SAI”) under “Investment Objective and Policies.”
In seeking to achieve its investment objective, the Fund generally will invest in all of the securities comprising the Index, in proportion to their weightings in the Index. However, under various circumstances, it may not be possible or practicable to purchase all of those securities in those weightings. In those circumstances, the Fund may purchase a sample of securities in the Index. There may also be instances in which First Trust may choose to overweight certain securities in the Index, purchase securities not in the Index which First Trust believes are appropriate to substitute for certain securities in the Index, use futures or derivative instruments, or utilize various combinations of the above techniques in seeking to track the Index. The Fund may sell securities that are represented in the Index in anticipation of their removal from the Index or purchase securities not represented in the Index in anticipation of their addition to the Index.
Fund Investments
Principal Investments
ETFs
The Fund invests in ETFs, which are registered investment companies that trade on a securities exchange. The shares of ETFs may, at times, trade at a premium or discount to their net asset value.The Fund will incur brokerage costs when purchasing and selling shares of ETFs. As a shareholder in an ETF, the Fund will bear its ratable share of the ETF’s expenses, and would remain subject to payment of the ETF’s advisory and administrative fees with respect to assets so invested. Shareholders would therefore be subject to duplicative expenses. Securities of ETFs may be leveraged, in which case the value and/or yield of such securities will tend to be more volatile than securities of unleveraged securities.
Generally, investments in ETFs are subject to statutory limitations prescribed by the 1940 Act. These limitations include a prohibition on the Fund acquiring more than 3% of the voting shares of any other investment company, and a prohibition on the Fund investing more than 5% of its total assets in the securities of any one investment company or more than 10% of its total assets, in the aggregate, in investment company securities. Many ETFs, however, have obtained exemptive relief from the Securities and Exchange Commission to permit unaffiliated funds to invest in the ETFs’ shares beyond these statutory limitations, subject to certain conditions and pursuant to a contractual arrangement between the ETFs and the Fund. To the extent the Fund invests in unaffiliated ETFs, the Fund may rely on these exemptive orders in order to invest in unaffiliated ETFs, if necessary, beyond the foregoing statutory limitations. Subject to certain conditions, the Fund also may invest in money market funds beyond the statutory limits described above.
Equity Securities
To the extent the Index is allocated to the domestic or international equity securities asset class the Fund will invest in ETFs that invest in equity securities, which primarily includes common stocks and securities issued by non-U.S. companies in the form of depositary receipts.
Fixed Income Securities
To the extent the Index is allocated to the fixed income securities asset class, the Fund will invest in ETFs that invest in fixed income securities. Fixed income securities are generally issued by a government, corporation or other entity to finance or expand operations. Fixed income securities generally provide periodic payments and the eventual return of principal at maturity.

Through its investments in the underlying ETFs, the Fund may have exposure to various types of fixed income securities, including, but not limited to the following:
Convertible Securities
Convertible securities combine the investment characteristics of bonds and common stocks. Convertible securities typically consist of debt securities or preferred securities that may be converted within a specified period of time (typically for the entire life of the security) into a certain amount of common stock or other equity security of the same or a different issuer at a predetermined price. They also include debt securities with warrants or common stock attached and derivatives combining the features of debt securities and equity securities. Convertible securities entitle the holder to receive interest paid or accrued on debt, or dividends paid or accrued on preferred securities, until the securities mature or are redeemed, converted or exchanged.
Corporate Debt Securities
The ETFs in which the Fund invests may hold corporate debt securities of all kinds, including those with small, mid and large capitalizations. Corporate debt securities are fixed income securities issued by businesses to finance their operations. Notes, bonds, debentures and commercial paper are the most common types of corporate debt securities, with the primary differences being their maturities and secured or unsecured status. Commercial paper has the shortest term and is usually unsecured. Corporate debt may be rated investment grade or below investment grade and may carry fixed or floating rates of interest.
Mortgage-Backed Securities
Mortgage-backed securities represent an interest in a pool of mortgage loans made by banks and other financial institutions to finance purchases of homes, commercial buildings and other real estate. The individual mortgage loans are packaged or “pooled” together for sale to investors. As the underlying mortgage loans are paid off, investors receive principal and interest payments. Mortgage-backed securities may be fixed-rate or adjustable-rate mortgage-backed securities (ARMS). Certain mortgage-backed securities (including RMBS and CMBS), where mortgage payments are divided up between paying the loan’s principal and paying the loan’s interest, are referred to as stripped mortgage-backed securities (SMBS). Further, mortgage-backed securities can also be categorized as collateralized mortgage obligations (CMOs) or real estate mortgage investment conduits (REMICs) where they are divided into multiple classes with each class being entitled to a different share of the principal and/or interest payments received from the pool of underlying assets.
Municipal Bonds
Municipal bonds are generally issued by or on behalf of states, territories or possessions of the United States and the District of Columbia and their political subdivisions, agencies, authorities and other instrumentalities. The types of municipal bonds in which the underlying ETFs may invest include municipal lease obligations (and certificates of participation in such obligations), municipal general obligation bonds, municipal revenue bonds, municipal notes, municipal cash equivalents, private activity bonds (including without limitation industrial development bonds) and prerefunded and escrowed to maturity bonds.
Preferred Securities
Certain of the preferred securities in which the underlying ETFs invest are traditional preferred stocks which issue dividends that qualify for the dividends received deduction under which “qualified” domestic corporations are able to exclude a percentage of the dividends received from their taxable income. Certain of the preferred securities in which the underlying ETFs invest are preferred stock that does not issue dividends that qualify for the dividends received deduction or generate qualified dividend income. Hybrid preferred securities, another type of preferred securities, are typically junior and fully subordinated liabilities of an issuer or the beneficiary of a guarantee that is junior and fully subordinated to the other liabilities of the guarantor. Preferred securities held by the underlying ETFs generally pay fixed or adjustable-rate distributions to investors and have preference over common stock in the payment of distributions and the liquidation of a company’s assets, which means that a company typically must pay dividends or interest on its preferred securities before paying any dividends on its common stock. Preferred securities are generally junior to all forms of the company’s debt, including both senior and subordinated debt.
High Yield Corporate Bonds and Floating Rate Loans
The ETFs in which the Fund invests may hold a combination of high yield corporate bonds and floating rate loans. Certain underlying ETFs may hold high yield bonds which are rated below investment grade at the time of purchase or unrated and deemed by the Advisor to be of comparable quality, commonly referred to as “junk” bonds. Generally, bonds are considered to have “junk” status if they are rated Ba1/BB+/BB+ or below by Moody’s Investor Service, Inc., Fitch Ratings, or Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., respectively. For purposes of determining whether a security is below investment grade, the lowest available rating will be considered. High yield debt may be issued, for example, by companies without long track records of sales and earnings or by issuers that have questionable credit strength. Bonds may carry fixed or floating rates of interest. The floating rate loans in which the underlying ETFs may invest represent amounts borrowed by companies or other entities from banks and other lenders. In many cases, floating rate loans are issued in connection with recapitalizations, acquisitions, leveraged buyouts, and refinancing. A significant portion of the floating rate loans in which the underlying ETFs may invest may be rated below investment grade or unrated. The floating rate loans held by the underlying ETFs may be senior or subordinate obligations of the borrower. In the event of bankruptcy, holders of senior floating rate loans are typically paid (to the extent assets are available) before certain other creditors of the borrower (e.g., bondholders and stockholders). Holders of subordinate loans may be paid after more senior bondholders. Loans may or may not be secured by collateral.
Floating rate loans have interest rates that reset periodically. The interest rates on floating rate loans are generally based on a percentage above the London Interbank Offered Rate (LIBOR), a U.S. bank’s prime or base rate, the overnight federal funds rate, or another rate. Floating rate loans may be structured and administered by a financial institution that acts as the agent of the lenders participating in the floating rate loan. Certain underlying ETFs may acquire floating rate loans directly from a lender or through the agent, as an assignment from another lender who holds a floating rate loan, or as a participation interest in another lender’s floating rate loan or portion thereof.
Commodities
To the extent that the Index is allocated to the commodities asset class, the Fund will invest in the First Trust Global Tactical Commodity ETF (“FTGC”), a series of First Trust Exchange-Traded Fund VII. FTGC is an actively managed ETF advised by First Trust that seeks to achieve long-term total return through long and short investments in exchange-traded commodity futures contracts through a wholly-owned subsidiary of FTGC organized under the laws of the Cayman Islands (the “Subsidiary”). FTGC does not invest directly in the Commodities Instruments but rather gains exposure exclusively by investing in the Subsidiary. FTGC will invest up to 25% of its total assets in the Subsidiary. Additional information regarding FTGC, including its prospectus and most recent annual report, is available without charge by visiting the Securities and Exchange Commission’s website at www.sec.gov.
FTGC, through the Subsidiary, may invest in the non-exclusive list of futures contracts set forth below, or it may invest in other futures contracts. These investments are subject to change without notice to FTGC’s shareholders.
Cattle, Live / Choice Average
Cocoa
Cotton / 1-1/16”
Feeder Cattle
Coffee ‘C’ / Colombian
Soybeans / No. 2 Yellow
Soybean Meal / 48% Protein
Soybean Oil / Crude
Corn / No. 2 Yellow
Wheat / No. 2 Hard Winter
Wheat / No. 2 Soft Red
Sugar #11 / World Raw
Hogs, Lean / Average Iowa/S Minn
Crude Oil, WTI / Global Spot
Crude Oil, Brent / Global Spot
NY Harbor ULSD (Heating Oil)
Gas-Oil-Petroleum
Natural Gas, Henry Hub
Gasoline, Blendstock (RBOB)
Gold
Silver
Platinum
Copper High Grade / Scrap No. 2 Wire

Aluminum, LME Primary 3 Month Rolling Forward
Lead, LME Primary 3 Month Rolling Forward
Nickel, LME Primary 3 Month Rolling Forward
Tin, LME Primary 3 Month Rolling Forward
Zinc, LME Primary 3 Month Rolling Forward
Non-Principal Investments
Cash Equivalents and Short-Term Investments
Normally, the Fund invests substantially all of its assets to meet its investment objective. The Fund may invest the remainder of its assets in securities with maturities of less than one year or cash equivalents, or it may hold cash. The percentage of the Fund invested in such holdings varies and depends on several factors, including market conditions. For temporary defensive purposes and during periods of high cash inflows or outflows, the Fund may depart from its principal investment strategies and invest part or all of its assets in these securities, or it may hold cash. During such periods, the Fund may not be able to achieve its investment objective. The Fund may adopt a defensive strategy when the Investment Committee believes securities in which the Fund normally invests have elevated risks due to political or economic factors and in other extraordinary circumstances. For more information on eligible short-term investments, see the SAI.
Disclosure of Portfolio Holdings
A description of the policies and procedures with respect to the disclosure of the Fund's portfolio securities is included in the Fund's SAI, which is available on the Fund's website at www.ftportfolios.com.
Illiquid Securities
The Fund may invest up to 15% of its net assets in securities and other instruments that are, at the time of investment, illiquid (determined using the Securities and Exchange Commission's standard applicable to investment companies, i.e., securities that cannot be disposed of by the Fund within seven days in the ordinary course of business at approximately the amount at which the Fund has valued the securities). For this purpose, illiquid securities may include, but are not limited to, restricted securities (securities the disposition of which is restricted under the federal securities laws), securities that may only be resold pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), that are deemed to be illiquid, and certain repurchase agreements.
Additional Risks of Investing in the Fund
Risk is inherent in all investing. Investing in the Fund involves risk, including the risk that you may lose all or part of your investment. There can be no assurance that the Fund will meet its stated objective. Before you invest, you should consider the following supplemental disclosure pertaining to the Principal Risks set forth above as well as additional Non-Principal Risks set forth below in this prospectus.
Principal Risks
CURRENCY RISK. The Fund’s investment in ETFs that own non-U.S. securities involves further risk due to currency exchange rates. Changes in currency exchange rates may affect an underlying ETF’s net asset value, the value of dividends and interest earned, and gains and losses realized on the sale of securities. An increase in the strength of the U.S. dollar relative to other currencies may cause the value of an underlying ETF to decline. Certain non-U.S. currencies may be particularly volatile, and non-U.S. governments may intervene in the currency markets, causing a decline in value or liquidity in an underlying ETF’s non-U.S. holdings whose value is tied to the affected non-U.S. currency.
DEPOSITARY RECEIPTS RISK. The Fund's investment in ETFs that invest in depositary receipts involves further risks due to certain features of depositary receipts. Depositary receipts are usually in the form of American Depositary Receipts (“ADRs”) or Global Depositary Receipts (“GDRs”) are U.S. dollar-denominated receipts representing shares of foreign-based corporations. ADRs are issued by U.S. banks or trust companies, and entitle the holder to all dividends and capital gains that are paid out on the underlying foreign shares. GDRs are similar to ADRs, but are shares of foreign-based corporations generally issued by non-U.S. banks in one or more markets around the world. ADRs or GDRs may be less liquid than the underlying shares in their primary trading market. Any distributions paid to the holders of depositary receipts are usually subject to a fee charged by the depositary.

Holders of depositary receipts may have limited voting rights pursuant to a deposit agreement between the underlying issuer and the depositary. In certain cases, the depositary will vote the shares deposited with it as directed by the underlying issuer’s board of directors. Furthermore, investment restrictions in certain countries may adversely impact the value of depositary receipts because such restrictions may limit the ability to convert shares into depositary receipts and vice versa. Such restrictions may cause shares of the underlying issuer to trade at a discount or premium to the market price of the depositary receipt. Moreover, if depositary receipts are converted into shares, the laws in certain countries may limit the ability of a non-resident to trade the shares and to reconvert the shares to depositary receipts.
Depositary receipts may be “sponsored” or “unsponsored.” Sponsored depositary receipts are established jointly by a depositary and the underlying issuer, whereas unsponsored depositary receipts may be established by a depositary without participation by the underlying issuer. Holders of unsponsored depositary receipts generally bear all the costs associated with establishing the unsponsored depositary receipts. In addition, the issuers of the securities underlying unsponsored depositary receipts are not obligated to disclose material information in the United States and, therefore, there may be less information available regarding such issuers and there may not be a correlation between such information and the market value of the depositary receipts.
Depositary receipts may be unregistered and unlisted. An underlying ETF’s investments may also include depositary receipts that are not purchased in the public markets and are restricted securities that can be offered and sold only to “qualified institutional buyers” under Rule 144A under the Securities Act. Moreover, if adverse market conditions were to develop during the period between an underlying ETF’s decision to sell these types of depositary receipts and the point at which an underlying ETF is permitted or able to sell such security, the underlying ETF might obtain a price less favorable than the price that prevailed when it decided to sell.
EMERGING MARKETS RISK. An investment in emerging market companies involves certain further risks not associated with investing in developed market countries because emerging market countries are often in the initial stages of their industrialization cycles and have low per capita income. These increased risks include the possibility of investment and trading limitations, greater liquidity concerns, higher price volatility, greater delays and possibility of disruptions in settlement transactions, greater political uncertainties and greater dependence on non-U.S. trade or development assistance. In addition, emerging market countries may be subject to overburdened infrastructures and environmental problems.
EQUITY SECURITIES RISK. Equity securities may decline significantly in price over short or extended periods of time, and such declines may occur in the equity market as a whole, or they may occur in only a particular country, company, industry or sector of the market.
ETF RISK. An investment in ETFs involves certain further risks, including that an ETF may fail to accurately track the returns of the market segment or index that it is designed to track, and the price of an ETF’s shares may fluctuate. In addition, because shares of ETFs, unlike traditional mutual funds, are traded on an exchange, ETFs are subject to the following risks: (i) the performance of the ETF may not replicate the performance of the underlying index that it is designed to track; (ii) the market price of the ETF’s shares may trade at a premium or discount to the ETF’s net asset value; (iii) an active trading market for an ETF may not develop or be maintained; and (iv) there is no assurance that the requirements of the exchange necessary to maintain the listing of the ETF will continue to be met or remain unchanged. In the event substantial market or other disruptions affecting ETFs should occur in the future, the liquidity and value of the Fund’s shares could also be substantially and adversely affected. An investment company’s investments in other investment companies are typically subject to statutory limitations prescribed by the 1940 Act.
HIGH YIELD SECURITIES RISK. An investment in ETFs that invest in high yield, high risk, fixed-rate, domestic and foreign obligations, or “junk” securities, may entail increased credit risks and the risk that the value of the Fund’s assets will decline, and may decline precipitously, with increases in interest rates. In recent years there have been wide fluctuations in interest rates and thus in the value of fixed-rate, obligations generally. High yield debt securities are, under most circumstances, subject to greater market fluctuations and risk of loss of income and principal than are investments in lower-yielding, higher-rated securities, and their value may decline precipitously because of increases in interest rates, not only because the increases in rates generally decrease values, but also because increased rates may indicate a slowdown in the economy and a decrease in the value of assets generally that may adversely affect the credit of issuers of high-yield, high-risk securities resulting in a higher incidence of defaults among high-yield, high-risk securities. A slowdown in the economy, or a development adversely affecting an issuer’s creditworthiness, may result in the issuer being unable to maintain earnings or sell assets at the rate and at the prices, respectively, that are required to produce sufficient cash flow to meet its interest and principal requirements. For an issuer that has outstanding both senior commercial bank debt and subordinated high-yield, high-risk securities, an increase in interest rates will increase that issuer’s interest expense insofar as the interest rate on the bank debt is fluctuating.

However, many leveraged issuers enter into interest rate protection agreements to fix or cap the interest rate on a large portion of their bank debt. This reduces exposure to increasing rates, but reduces the benefit to the issuer of declining rates. The Advisor cannot predict future economic policies or their consequences or, therefore, the course or extent of any similar market fluctuations in the future.
INCOME RISK. To the extent the Fund invests in ETFs that invest in fixed income securities, if interest rates fall, the income the Fund receives from such ETFs will likely decline as those ETFs invest the proceeds from new share sales. The income from an underlying ETF may also decline when it invests proceeds from matured or called debt securities, at interest rates that are below the portfolio’s current earnings rate.
INTEREST RATE RISK. To the extent the Fund invests in ETFs that invest in debt securities, the Fund may be subject to interest rate risk. The value of debt securities will fluctuate in value with changes in interest rates. In general, debt securities will increase in value when interest rates fall and decrease in value when interest rates rise. The Fund may be subject to a greater risk of rising interest rates than would normally be the case due to the current period of historically low rates and the effect of potential government fiscal policy initiatives and resulting market reaction to those initiatives. When interest rates fall, an underlying ETF may be required to reinvest the proceeds from the sale, redemption or early prepayment of a debt security at a lower interest rate.
NON-U.S. SECURITIES RISK. An investment in ETFs that own securities of non-U.S. companies involves other risks not associated with domestic issuers. Investment in non-U.S. securities may involve higher costs than investment in U.S. securities, including higher transaction and custody costs as well as the imposition of additional taxes by non-U.S. governments.
Non-U.S. investments may also involve risks associated with the level of currency exchange rates, less complete financial information about the issuers, less market liquidity, more market volatility and political instability. Future political and economic developments, the possible imposition of withholding taxes on dividend income, the possible seizure or nationalization of non-U.S. holdings, the possible establishment of exchange controls or freezes on the convertibility of currency, or the adoption of other governmental restrictions might adversely affect an investment in non-U.S. securities. Additionally, non-U.S. issuers may be subject to less stringent regulation, and to different accounting, auditing and recordkeeping requirements.
PREFERRED SECURITIES RISK. An investment in ETFs that invest in preferred securities involves the further risks not associated with an investment in common stocks set forth below.
•	Limited Voting Rights. Generally, holders of preferred securities (such as an underlying ETF) have no voting rights with respect to the issuing company unless preferred dividends have been in arrears for a specified number of periods, at which time the preferred security holders may elect a number of directors to the issuer’s board. Generally, once the issuer pays all the arrearages, the preferred security holders no longer have voting rights.
•	Special Redemptions Rights. In certain circumstances, an issuer of preferred securities may redeem the securities prior to a specified date. For instance, for certain types of preferred securities, a redemption may be triggered by a change in federal income tax or securities laws. As with call provisions, a special redemption by the issuer may negatively impact the return of the security held by an underlying ETF.
•	Deferral. Preferred securities may include provisions that permit the issuer, at its discretion, to defer distributions for a stated period without any adverse consequences to the issuer. If an underlying ETF owns a preferred security that is deferring its distributions, the underlying ETF may be required to report income for federal income tax purposes although it has not yet received such income in cash.
•	Subordination. Preferred securities are subordinated to bonds and other debt instruments in a company’s capital structure in terms of priority to corporate income and liquidation payments and therefore will be subject to greater credit risk than those debt instruments.
•	Liquidity. Preferred securities may be substantially less liquid than many other securities, such as common stocks or U.S. government securities.
Non-Principal Risks
BORROWING AND LEVERAGE RISK. When the Fund borrows money, it must pay interest and other fees, which may reduce the Fund’s returns if such costs exceed the returns on the portfolio securities purchased or retained with such borrowings. Any such borrowings are intended to be temporary. However, under certain market conditions, including periods of low demand or decreased liquidity, such borrowings might be outstanding for longer periods of time. As prescribed by the 1940 act, the Fund will be required to maintain specified asset coverage of at least 300% with respect to any bank borrowing immediately following such borrowing. The Fund may be required to dispose of assets on unfavorable terms if market fluctuations or other factors reduce the Fund’s asset coverage to less than the prescribed amount.
CASH TRANSACTIONS RISK. The Fund may, under certain circumstances, effect a portion of creations and redemptions for cash, rather than in-kind securities. As a result, an investment in the Fund may be less tax-efficient than an investment in an ETF that effects its creations and redemptions for in-kind securities. ETFs are able to make in-kind redemptions and avoid being taxed on gains on the distributed portfolio securities at the fund level. Because the Fund may effect a portion of redemptions for cash, it may be required to sell portfolio securities in order to obtain the cash needed to distribute redemption proceeds. Any recognized gain on these sales by the Fund will generally cause the Fund to recognize gain it might not otherwise have recognized, or to recognize such gain sooner than would otherwise be required if it were to distribute portfolio securities in-kind. The Fund generally intends to distribute these gains to shareholders to avoid being taxed on this gain at the fund level and otherwise comply with the special tax rules that apply to it. This strategy may cause shareholders to be subject to tax on gains they would not otherwise be subject to, or at an earlier date than if they had made an investment in a different ETF. Moreover, cash transactions may have to be carried out over several days if the securities market is relatively illiquid, and may involve considerable brokerage fees and taxes. These brokerage fees and taxes, which will be higher than if the Fund sold and redeemed their shares in-kind, will be passed on to purchasers and redeemers of Creation Units in the form of creation and redemption transaction fees. In addition, these factors may result in wider spreads between the bid and the offered prices of a Fund's shares than for ETFs that distribute portfolio securities in-kind.
INFLATION RISK. Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money. As inflation increases, the value of the Fund's assets can decline as can the value of the Fund's distributions. Common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.
INTELLECTUAL PROPERTY RISK. The Fund relies on a license and related sublicense that permits the Fund to use the Index and associated trade names, trademarks and service marks (the “Intellectual Property”) in connection with the name and investment strategies of the Fund. Such license and related sublicense may be terminated by the Index Provider, and, as a result, the Fund may lose its ability to use the Intellectual Property. There is also no guarantee that the Index Provider has all rights to license the Intellectual Property for use by the Fund. Accordingly, in the event the license is terminated or the Index Provider does not have rights to license the Intellectual Property, it may have a significant effect on the operation of the Fund.
ISSUER SPECIFIC CHANGES RISK. The value of an individual security or particular type of security can be more volatile than the market as a whole and can perform differently from the value of the market as a whole.
LEGISLATION/LITIGATION RISK. From time to time, various legislative initiatives are proposed in the United States and abroad, which may have a negative impact on certain companies in which the Fund invests. In addition, litigation regarding any of the issuers of the securities owned by the Fund, or industries represented by these issuers, may negatively impact the value of the securities. Such legislation or litigation may cause the Fund to lose value or may result in higher portfolio turnover if the Advisor determines to sell such a holding.
Fund Organization
The Fund is a series of the Trust, an investment company registered under the 1940 Act. The Fund is treated as a separate fund with its own investment objective and policies. The Trust is organized as a Massachusetts business trust. The Board is responsible for the overall management and direction of the Trust. The Board elects the Trust’s officers and approves all significant agreements, including those with the Advisor, custodian and fund administrative and accounting agent.
Management of the Fund
First Trust Advisors L.P., 120 East Liberty Drive, Wheaton, Illinois 60187, is the investment advisor to the Fund. In this capacity, First Trust is responsible for the selection and ongoing monitoring of the securities in the Fund’s portfolio and certain other services necessary for the management of the portfolio.
First Trust is a limited partnership with one limited partner, Grace Partners of DuPage L.P., and one general partner, The Charger Corporation. Grace Partners of DuPage L.P. is a limited partnership with one general partner, The Charger Corporation, and a number of limited partners. The Charger Corporation is an Illinois corporation controlled by James A. Bowen, the Chief Executive Officer of First Trust. First Trust discharges its responsibilities subject to the policies of the Board.

First Trust serves as advisor or sub-advisor for ___ mutual fund portfolios, ___ exchange-traded funds consisting of ___ series and ___ closed-end funds. It is also the portfolio supervisor of certain unit investment trusts sponsored by First Trust Portfolios L.P. (“FTP”), an affiliate of First Trust, 120 East Liberty Drive, Wheaton, Illinois 60187. FTP specializes in the underwriting, trading and distribution of unit investment trusts and other securities. FTP is the principal underwriter of the shares of the Fund.
There is no one individual primarily responsible for portfolio management decisions for the Fund. Investments are made under the direction of the Investment Committee. The Investment Committee consists of Daniel J. Lindquist, Jon C. Erickson, David G. McGarel, Roger F. Testin, Stan Ueland and Chris A. Peterson.
•	Mr. Lindquist is Chairman of the Investment Committee and presides over Investment Committee meetings. Mr. Lindquist is responsible for overseeing the implementation of the Fund’s investment strategy. Mr. Lindquist was a Senior Vice President of First Trust and FTP from September 2005 to July 2012 and is now a Managing Director of First Trust and FTP.
•	Mr. Erickson joined First Trust in 1994 and is a Senior Vice President of First Trust and FTP. As the head of First Trust’s Equity Research Group, Mr. Erickson is responsible for determining the securities to be purchased and sold by funds that do not utilize quantitative investment strategies.
•	Mr. McGarel is the Chief Investment Officer, Chief Operating Officer and a Managing Director of First Trust and FTP. As First Trust’s Chief Investment Officer, Mr. McGarel consults with the other members of the Investment Committee on market conditions and First Trust’s general investment philosophy. Mr. McGarel was a Senior Vice President of First Trust and FTP from January 2004 to July 2012.
•	Mr. Testin is a Senior Vice President of First Trust and FTP. Mr. Testin is the head of First Trust’s Portfolio Management Group. Mr. Testin has been a Senior Vice President of First Trust and FTP since November 2003.
•	Mr. Ueland joined First Trust as a Vice President in August 2005 and has been a Senior Vice President of First Trust and FTP since September 2012. At First Trust, he plays an important role in executing the investment strategies of each portfolio of exchange-traded funds advised by First Trust.
•	Mr. Peterson is a Senior Vice President and head of First Trust’s strategy research group. He joined First Trust in January of 2000. Mr. Peterson is responsible for developing and implementing quantitative equity investment strategies. Mr. Peterson received his B.S. in Finance from Bradley University in 1997 and his M.B.A. from the University of Chicago Booth School of Business in 2005. He has over 19 years of financial services industry experience and is a recipient of the Chartered Financial Analyst designation.
For additional information concerning First Trust, including a description of the services provided to the Fund, see the Fund's SAI. Additional information about the compensation of Investment Committee members, other accounts managed by members of the Investment Committee and ownership by members of the Investment Committee of shares of the Fund is provided in the SAI.
Management Fee
Pursuant to an investment management agreement between First Trust and the Trust, on behalf of the Fund (the “Investment Management Agreement”), First Trust manages the investment of the Fund's assets. First Trust is paid an annual management fee by the Fund equal to 0.__% of the Fund's average daily net assets and is responsible for the Fund's expenses, including the cost of transfer agency, custody, fund administration, legal, audit and other services, but excluding fee payments under the Investment Management Agreement, interest, taxes, acquired fund fees and expenses, if any, brokerage commissions and other expenses connected with the execution of portfolio transactions, expenses associated with short sales transactions, distribution and service fees payable pursuant to a Rule 12b-1 plan, if any, and extraordinary expenses.
A discussion regarding the Board’s approval of the Investment Management Agreement will be available in the Fund’s Semi-Annual Report to Shareholders for the period ended June 30, 2018.
How to Buy and Sell Shares
Most investors will buy and sell shares of the Fund in secondary market transactions through brokers. Shares of the Fund are expected to be listed for trading on the secondary market on Nasdaq. Shares can be bought and sold throughout the trading day like other publicly traded shares. There is no minimum investment when buying shares on Nasdaq. Although shares are generally purchased and sold in “round lots” of 100 shares, brokerage firms typically permit investors to purchase or sell shares in smaller “odd lots,” at no per-share price differential. When buying or selling shares through a broker, investors should expect to incur customary brokerage commissions, investors may receive less than the net asset value of the shares because shares are bought and sold at market prices rather than at net asset value, and investors may pay some or all of the spread between the bid and the offer price in the secondary market on each leg of a round trip (purchase and sale) transaction. Share prices are reported in dollars and cents per share.
For purposes of the 1940 Act, the Fund is treated as a registered investment company, and, absent an available exemption or exemptive relief, the acquisition of shares by other registered investment companies and companies relying on Sections 3(c)(1) or 3(c)(7) of the 1940 Act, is subject to the restrictions of Section 12(d)(1) of the 1940 Act.
Book Entry
Shares are held in book-entry form, which means that no share certificates are issued. The Depository Trust Company (“DTC”) or its nominee is the record owner of all outstanding shares of the Fund and is recognized as the owner of all shares for all purposes.
Investors owning shares are beneficial owners as shown on the records of DTC or its participants. DTC serves as the securities depository for all shares. Participants in DTC include securities brokers and dealers, banks, trust companies, clearing corporations and other institutions that directly or indirectly maintain a custodial relationship with DTC. As a beneficial owner of shares, you are not entitled to receive physical delivery of share certificates or to have shares registered in your name, and you are not considered a registered owner of shares. Therefore, to exercise any right as an owner of shares, you must rely upon the procedures of DTC and its participants. These procedures are the same as those that apply to any other stocks that you hold in book-entry or “street name” form.
Share Trading Prices
The trading price of shares of the Fund on Nasdaq is based on market price and may differ from the Fund’s daily net asset value and can be affected by market forces of supply and demand, economic conditions and other factors.
Information regarding the intra-day value of the shares of the Fund, also referred to as the “indicative optimized portfolio value” (“IOPV”), is disseminated every 15 seconds throughout the Fund’s trading day by the national securities exchange on which the shares are listed or by market data vendors or other information providers. The IOPV is based on the current market value of the securities or other assets and/or cash required to be deposited in exchange for a Creation Unit. The IOPV does not necessarily reflect the precise composition of the current portfolio of securities or other assets held by the Fund at a particular point in time or the best possible valuation of the current portfolio. Therefore, the IOPV should not be viewed as a “real-time” update of the net asset value per share of the Fund. In addition, the IOPV may not be calculated in the same manner as the net asset value, which is computed once a day, generally at the end of the business day. The IOPV is generally determined by using current market quotations. The price of a non-U.S. security that is primarily traded on a non-U.S. exchange shall be updated, using the last sale price, every 15 seconds throughout the trading day, provided, that upon the closing of such non-U.S. exchange, the closing price of the security, after being converted to U.S. dollars, will be used. Furthermore, in calculating the IOPV of the Fund’s shares, exchange rates may be used throughout the day (9:00 a.m. to 4:15 p.m., Eastern Time) that may differ from those used to calculate the net asset value per share of the Fund and consequently may result in differences between the net asset value and the IOPV. The Fund is not involved in, or responsible for, the calculation or dissemination of the IOPV of shares of the Fund and the Fund does not make any warranty as to its accuracy.
Frequent Purchases and Redemptions of the Fund’s Shares
The Fund imposes no restrictions on the frequency of purchases and redemptions (“market timing”). In determining not to approve a written, established policy, the Board evaluated the risks of market timing activities by the Fund’s shareholders. The Board considered that the Fund’s shares can only be purchased and redeemed directly from the Fund in Creation Units by broker-dealers and large institutional investors that have entered into participation agreements (i.e., authorized participants (“APs”)) and that the vast majority of trading in the Fund’s shares occurs on the secondary market. Because the secondary market trades do not involve the Fund directly, it is unlikely those trades would cause many of the harmful effects of market timing, including dilution, disruption of portfolio management, increases in the Fund’s trading costs and the realization of capital gains. With respect to trades directly with the Fund, to the extent effected in-kind (i.e., for securities), those trades do not cause any of the harmful effects that may result from frequent cash trades. To the extent that the Fund may effect the purchase or redemption of Creation Units in exchange wholly or partially for cash, the Board noted that such trades could result in dilution to the Fund and increased transaction costs, which could negatively impact the Fund’s ability to achieve their investment objectives. However, the Board noted that direct trading by APs is critical to ensuring that the shares trade at or close to net asset value. In addition, a Fund imposes fixed and variable transaction fees on purchases and redemptions of

Creation Units to cover the custodial and other costs incurred by the Fund in effecting trades. Finally, the Advisor monitors purchase and redemption orders from APs for patterns of abusive trading and the Fund reserves the right to not accept orders from APs that the Advisor has determined may be disruptive to the management of the Fund, or otherwise not in the Fund’s best interests.
Dividends, Distributions and Taxes
Dividends from net investment income, if any, are declared and paid quarterly by the Fund. The Fund distributes its net realized capital gains, if any, to shareholders at least annually.
Distributions in cash may be reinvested automatically in additional whole shares only if the broker through whom you purchased shares makes such option available. Such shares will generally be reinvested by the broker based upon the market price of those shares and investors may be subject to customary brokerage commissions charged by the broker.
Federal Tax Matters
This section summarizes some of the main U.S. federal income tax consequences of owning shares of the Fund. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker-dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or non-U.S. tax consequences.
This federal income tax summary is based in part on the advice of counsel to the Fund. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, counsel to the Fund was not asked to review, and has not reached a conclusion with respect to, the federal income tax treatment of the assets to be included in the Funds. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.
As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.
Fund Status
The Fund intends to qualify as a “regulated investment company” under the federal tax laws. If the Fund qualifies as a regulated investment company and distributes its income as required by the tax law, the Fund generally will not pay federal income taxes. An adverse federal income tax audit of a partnership that the Fund invests in could result in the Fund being required to pay federal income tax or pay a deficiency dividend (without having received additional cash).
Distributions
The Fund’s distributions are generally taxable. After the end of each year, you will receive a tax statement that separates the distributions of the Fund into two categories, ordinary income distributions and capital gain dividends. Ordinary income distributions are generally taxed at your ordinary tax rate, however, as further discussed below, certain ordinary income distributions received from the Fund may be taxed at the capital gains tax rates. Generally, you will treat all capital gain dividends as long-term capital gains regardless of how long you have owned your shares. To determine your actual tax liability for your capital gain dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, the Fund may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you; however, such distributions may reduce your tax basis in your shares, which could result in you having to pay higher taxes in the future when shares are sold, even if you sell the shares at a loss from your original investment. The tax status of your distributions from the Fund is not affected by whether you reinvest your distributions in additional shares or receive them in cash. The income from the Fund that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales fee, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.
Income from the Fund may also be subject to a 3.8% “Medicare tax.” This tax generally applies to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.
Dividends Received Deduction
A corporation that owns shares generally will not be entitled to the dividends received deduction with respect to dividends received from the Fund because the dividends received deduction is generally not available for distributions from regulated investment companies. However, certain ordinary income dividends on shares that are attributable to qualifying dividends received by the Fund from certain corporations may be reported by the Fund as being eligible for the dividends received deduction.
Capital Gains and Losses and Certain Ordinary Income Dividends
If you are an individual, the maximum marginal stated federal tax rate for net capital gain is generally 20% (15% or 0% for taxpayers with taxable income below certain thresholds). Some portion of your capital gain dividends may be taxed at a higher maximum stated tax rate. Some portion of your capital gain dividends may be attributable to your Fund’s interest in a master limited partnership which may be subject to a maximum marginal stated federal tax rate of 28%, rather than the rates set forth above. In addition, capital gain received from assets held for more than one year that is considered “unrecaptured section 1250 gain” (which may be the case, for example, with some capital gains attributable to equity interests in real estate investment trusts that constitute interests in entities treated as real estate investment trusts for federal income tax purposes) is taxed at a maximum marginal stated federal tax rate of 25%. In the case of capital gain dividends, the determination of which portion of the capital gain dividend, if any, is subject to the 28% tax rate or the 25% tax rate, will be made based on rules prescribed by the United States Treasury. Capital gains may also be subject to the Medicare tax described above.
Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your shares to determine your holding period. However, if you receive a capital gain dividend from the Fund and sell your shares at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code of 1986, as amended, treats certain capital gains as ordinary income in special situations.
Ordinary income dividends received by an individual shareholder from a regulated investment company such as the Funds are generally taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by the Fund itself. Dividends from REITs are qualified dividends only in limited circumstances. The Fund will provide notice to its shareholders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.
Sale of Shares
If you sell or redeem your shares, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your shares from the amount you receive in the transaction. Your tax basis in your shares is generally equal to the cost of your shares, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your shares.
Taxes on Purchase and Redemption of Creation Units
If you exchange securities for Creation Units you will generally recognize a gain or a loss. The gain or loss will be equal to the difference between the market value of the Creation Units at the time and your aggregate basis in the securities surrendered and the cash component paid. If you exchange Creation Units for securities, you will generally recognize a gain or loss equal to the difference between your basis in the Creation Units and the aggregate market value of the securities received and the cash redemption amount. The Internal Revenue Service, however, may assert that a loss realized upon an exchange of securities for Creation Units or Creation Units for securities cannot be deducted currently under the rules governing “wash sales,” or on the basis that there has been no significant change in economic position.
Treatment of Fund Expenses
Expenses incurred and deducted by the Fund will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Fund expenses as income. You may not be able to deduct some or all of these expenses.
Non-U.S. Tax Credit
Because the Fund may invest in non-U.S. securities, the tax statement that you receive may include an item showing non-U.S. taxes the Fund paid to other countries. In this case, dividends taxed to you will include your share of the taxes the Fund paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes.

Non-U.S. Investors
If you are a non-U.S. investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from the Fund will be characterized as dividends for federal income tax purposes (other than dividends which a Fund properly reports as capital gain dividends) and will be subject to U.S. federal income taxes, including withholding taxes, subject to certain exceptions described below. However, distributions received by a non-U.S. investor from the Fund that are properly reported by the Fund as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that the Fund makes certain elections and certain other conditions are met. Distributions from the Fund that are properly reported by the Fund as an interest-related dividend attributable to certain interest income received by the Fund or as a short-term capital gain dividend attributable to certain net short-term capital gain income received by the Fund may not be subject to U.S. federal income taxes, including withholding taxes when received by certain non-U.S. investors, provided that the Fund makes certain elections and certain other conditions are met.
Distributions may be subject to a U.S. withholding tax of 30% in the case of distributions to (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity’s U.S. owners. Dispositions of shares by such persons may be subject to such withholding after December 31, 2018.
Investments in Certain Non-U.S. Corporations
If the Fund holds an equity interest in any PFICs, which are generally certain non-U.S. corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties or capital gains) or that hold at least 50% of their assets in investments producing such passive income, the Fund could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions with respect to those equity interests, even if all the income or gain is timely distributed to its shareholders. The Fund will not be able to pass through to its shareholders any credit or deduction for such taxes. The Fund may be able to make an election that could ameliorate these adverse tax consequences. In this case, the Fund would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income. Under this election, the Fund might be required to recognize in a year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of the 4% excise tax. Dividends paid by PFICs are not treated as qualified dividend income.
Distribution Plan
FTP serves as the distributor of Creation Units for the Fund on an agency basis. FTP does not maintain a secondary market in shares.
The Board has adopted a Distribution and Service Plan pursuant to Rule 12b-1 under the 1940 Act. In accordance with the Rule 12b-1 plan, the Fund is authorized to pay an amount up to 0.25% of their average daily net assets each year to reimburse FTP for amounts expended to finance activities primarily intended to result in the sale of Creation Units or the provision of investor services. FTP may also use this amount to compensate securities dealers or other persons that are APs for providing distribution assistance, including broker-dealer and shareholder support and educational and promotional services.
The Fund does not currently pay 12b-1 fees, and pursuant to a contractual arrangement, the Fund will not pay 12b-1 fees any time before _____________. However, in the event 12b-1 fees are charged in the future, because these fees are paid out of the Fund's assets, over time these fees will increase the cost of your investment and may cost you more than certain other types of sales charges.
Net Asset Value
The Fund’s net asset value is determined as of the close of trading (normally 4:00 p.m., Eastern time) on each day the New York Stock Exchange is open for business. Net asset value is calculated for a Fund by taking the market price of the Fund’s total assets, including interest or dividends accrued but not yet collected, less all liabilities, and dividing such amount by the total number of shares outstanding. The result, rounded to the nearest cent, is the net asset value per share. All valuations are subject to review by the Board or its delegate.

The Fund’s investments are valued daily at market value or, in the absence of market value with respect to any portfolio securities, at fair value, in accordance with valuation procedures adopted by the Board and in accordance with the 1940 Act. Portfolio securities listed on any exchange other than Nasdaq and the London Stock Exchange Alternative Investment Market (“AIM”) are valued at the last sale price on the business day as of which such value is being determined. Securities listed on the Nasdaq or the AIM are valued at the official closing price on the business day as of which such value is being determined. If there has been no sale on such day, or no official closing price in the case of securities traded on Nasdaq or the AIM, the securities are fair valued at the mean of the most recent bid and ask prices on such day. Portfolio securities traded on more than one securities exchange are valued at the last sale price or official closing price, as applicable, on the business day as of which such value is being determined at the close of the exchange representing the principal market for such securities. Portfolio securities traded in the over-the-counter market, but excluding securities trading on Nasdaq or the AIM, are fair valued at the mean of the most recent bid and asked price, if available, and otherwise at the closing bid price. Short-term investments that mature in less than 60 days when purchased are fair valued at cost adjusted for amortization of premiums and accretion of discount, provided the Advisor’s Pricing Committee has determined that the use of amortized cost is an appropriate reflection of fair value given market and issuer-specific conditions existing at the time of determination. Net asset value may change on days when investors may not sell or redeem Fund shares.
Certain securities in which the Fund may invest are not listed on any securities exchange or board of trade. Such securities are typically bought and sold by institutional investors in individually negotiated private transactions that function in many respects like an over-the-counter secondary market, although typically no formal market makers exist. Certain securities, particularly debt securities, have few or no trades, or trade infrequently, and information regarding a specific security may not be widely available or may be incomplete. Accordingly, determinations of the fair value of debt securities may be based on infrequent and dated information. Because there is less reliable, objective data available, elements of judgment may play a greater role in valuation of debt securities than for other types of securities. Typically, debt securities are valued using information provided by a third-party pricing service. The third-party pricing service primarily uses broker quotes to value such securities.
Certain securities may not be able to be priced by pre-established pricing methods. Such securities may be valued by the Board or its delegate, the Advisor’s Pricing Committee, at fair value. The use of fair value pricing by the Fund is governed by valuation procedures adopted by the Board and in accordance with the provisions of the 1940 Act. These securities generally include, but are not limited to, certain restricted securities (securities which may not be publicly sold without registration under the Securities Act) for which a pricing service is unable to provide a market price; securities whose trading has been formally suspended; a security whose market or fair value price is not available from a pre-established pricing source; a security with respect to which an event has occurred that is likely to materially affect the value of the security after the market has closed but before the calculation of the Fund’s net asset value or make it difficult or impossible to obtain a reliable market quotation; and a security whose price, as provided by the pricing service, does not reflect the security’s fair value. As a general principle, the current fair value of a security would appear to be the amount which the owner might reasonably expect to receive for the security upon its current sale. When fair value prices are used generally they will differ from the current market quotations or official closing prices on the applicable exchange. A variety of factors may be considered in determining the fair value of such securities. See the Fund’s SAI for details.
Because foreign securities exchanges may be open on different days than the days during which an investor may purchase or sell shares of a Fund, the value of the Fund’s securities may change on days when investors are not able to purchase or sell shares of the Fund. The value of securities denominated in foreign currencies is converted into U.S. dollars at the exchange rates in effect at the time of valuation. Any use of a different rate from the rates used by the Index may adversely affect a Fund’s ability to track the Index.
Fund Service Providers
Brown Brothers Harriman & Co., 50 Post Office Square, Boston, Massachusetts 02110, acts as the administrator, accounting agent, custodian and transfer agent for the Fund. Chapman and Cutler LLP, 111 West Monroe Street, Chicago, Illinois 60603, serves as legal counsel to the Fund. First Trust serves as the fund reporting agent for the Fund.
Index Provider
The Index is compiled by the Index Provider. The Index Provider is not affiliated with the Fund, First Trust or FTP. The Fund is entitled to use the Index pursuant to a sublicensing arrangement with First Trust, which in turn has a licensing agreement with the Index Provider. The Index Provider or its agent also serves as calculation agent for the Index (the “Index Calculation

Agent”). The Index Calculation Agent is responsible for the management of the day-to-day operations of the Index, including calculating the value of the Index every 15 seconds, widely disseminating the Index values every 15 seconds and tracking corporate actions, some of which result in Index adjustments.
Disclaimers
First Trust does not guarantee the accuracy and/or the completeness of the Index or any data included therein, and First Trust shall have no liability for any errors, omissions or interruptions therein. First Trust makes no warranty, express or implied, as to results to be obtained by the Fund, owners of the shares of the Fund or any other person or entity from the use of the Index or any data included therein. First Trust makes no express or implied warranties, and expressly disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to the Index or any data included therein. Without limiting any of the foregoing, in no event shall First Trust have any liability for any special, punitive, direct, indirect or consequential damages (including lost profits) arising out of matters relating to the use of the Index, even if notified of the possibility of such damages.
The Fund is not sponsored, endorsed, sold or promoted by the Nasdaq, Inc. Nasdaq, Inc. makes no representation or warranty, express or implied, to the owners of the Fund or any member of the public regarding the advisability of trading in the Fund. Nasdaq, Inc.’s only relationship to First Trust is the licensing of certain trademarks and trade names of Nasdaq, Inc. and of the Index, which is determined, composed and calculated by Nasdaq, Inc., or its agent, without regard to First Trust or the Fund, Nasdaq, Inc. has no obligation to take the needs of First Trust or the owners of the Fund into consideration in determining, composing or calculating the Index. Nasdaq, Inc. is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Fund to be listed or in the determination or calculation of the equation by which the Fund is to be converted into cash. Nasdaq, Inc. has no obligation or liability in connection with the administration, marketing or trading of the Fund.
NASDAQ, INC. DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN AND NASDAQ, INC. SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. NASDAQ, INC. MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY FIRST TRUST, OWNERS OF THE FUND, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN. NASDAQ, INC. MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN, WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL NASDAQ, INC. HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES. THERE ARE NO THIRD-PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN NASDAQ, INC. AND FIRST TRUST.
Index Information
Index Description
The Index is a rules-based, quantitatively enabled index which is designed to catch the long-term trends of both the market and strong asset classes when the overall environment is bullish and supportive of higher prices. It consists of liquid ETFs across various asset classes to gain the diversified, risk managed exposure.
Index Calculation
The Index is a modified market capitalization weighted index. The value of the Index equals the aggregate value of the Index share weights, also known as the Index Shares, of each of the Index component securities multiplied by each such security’s Last Sale Price,(1) and divided by the divisor of the Index. The divisor serves the purpose of scaling such aggregate value to a lower order of magnitude which is more desirable for reporting purposes. If trading in an Index component security is halted on its primary listing market, the most recent Last Sale Price for that security is used for all index computations until trading on such market resumes. Likewise, the most recent Last Sale Price is used if trading in a security is halted on its primary listing market before the market is open. The Index began on _________ at a base value of 1000.00.
The formula for index value is as follows:
        Aggregate Adjusted Market Value/Divisor
The formula for the divisor is as follows:
         (Market Value after Adjustments/Market Value before Adjustments) X Divisor before Adjustments
Three versions of the Index are calculated – a price return index and a total return index and a net total return index:
•	The price return index (Nasdaq: NQDALI) is ordinarily calculated without regard to cash dividends on Index component securities.
•	The total return index (Nasdaq: NQDALIT) reinvests cash dividends on the ex-date.
•	The net total return index (Nasdaq: NQDALIN) reinvests cash dividends on the ex-date.
All indexes reflect extraordinary cash distributions.
The indexes are calculated during the trading day and are disseminated once per second. The indexes are calculated five (5) days a week, Monday through Friday starting by the earliest time zone Asia/Tokyo and close by the latest time zone America/New York.
Eligibility
Index eligibility is limited to specific security types only. The security types eligible for the Index are ETFs.
Index Evaluation and Rebalance
The Index will be comprised of the top ranked asset class out of US Equity Securities, International Equity Securities, Fixed Income and Commodities based on the asset classes rankings of the Dynamic Asset Level Investing tool from Nasdaq Dorsey Wright.
The Index holdings are evaluated on bi-monthly basis. Evaluation periods occur in the second and fourth weeks of the month containing a Friday with the exception of the month of December, wherein the Index holdings are evaluated once, on the second week of the month which contains a Friday. If International Equity is part of the rebalance by either moving in or out of the Index, certain evaluation periods will be skipped and the Index will be reevaluated at the next evaluation period. The table below contains the overview matrix of Index rebalance timing on asset class, asset models and underlying tactical model rebalances inclusive of the periods which would be skipped due to International Equity Securities. Underlying asset class sleeves are only rebalanced back to target weights on the prescribed quarterly schedule.
If chosen, the asset class portfolio (sleeve) is rebalanced to its target weights on a quarterly basis using the following ETFs:
•	US Equity Securities: 35% core holding equally distributed between exposure to a Large Cap Growth ETF and a Small Cap Growth ETF; 65% tactical holding tracking the Dorsey Wright Focus Five Index.
•	International Equity Securities: 35% core holding equally distributed between Developed Markets ex-US and Emerging Markets ETF; 65% tactical holding tracking the Dorsey Wright International Focus Five Index.
•	Fixed Income: 65% core holding to broad based aggregate bond funds; 35% tactical holding of 4 of the strongest relative strength ETFs from a universe of about 12.
•	Commodities: 100% allocated to a broad commodity ETF
Additionally, if at any time during the year other than the Evaluation, an Index Security no longer meets the Eligibility Criteria, or is otherwise determined to have become ineligible for continued inclusion in the Index, the security is removed from the Index and is not replaced. Ordinarily, a security will be removed from the Index at its Last Sale Price. If, however, at the time of its removal the Index Security is halted from trading on its primary listing market and an official closing price cannot readily

(1)	For purposes of this document, Last Sale Price refers to the last regular way trade reported on such security’s Index Market. The Index Market is the listing market for which prices are received and used by Nasdaq in the Index calculation and generally will represent the most liquid trading market of the Index Security. If a security does not trade on its Index Market on a given day or the Index Market has not opened for trading, the most recent last sale price from the Index Market (adjusted for corporate actions, if any) is used. For securities where Nasdaq is Index Market, the Last Sale Price may be the Nasdaq Official Closing Price (NOCP) when Nasdaq is closed.

be determined, the Index Security may, in Nasdaq’s discretion, be removed at a zero price. The zero price will be applied to the Index Security after the close of the market but prior to the time the official closing value of the Index is disseminated, which is ordinarily 17:16:00 ET.
Index Maintenance
Index Share changes are not made outside of the periodic rebalances however changes arising from stock dividends and stock splits are made to the Index on the evening prior to the effective date of such corporate action. In the case of certain spin-offs or rights issuances, the price of the Index Security is adjusted.
A special cash dividend announced by the listing exchange, will result in an adjustment to the Last Sale Price of an Index Security prior to market open on the ex-date for the special amount distributed. A special dividend may also be referred to as extra, extraordinary, non-recurring, one-time, unusual, etc.
Ordinarily, whenever there is a change in an Index component security or a change to the price of an Index component security due to spin-offs, rights issuances or special cash dividends as mentioned above, the divisor is adjusted to ensure that there is no discontinuity in the value of the Index which might otherwise be caused by any such change. All changes are announced in advance and are reflected in the Index prior to market open on the Index effective date.
Index Rebalancing
The Index employs a modified market capitalization weighting such that each security’s Index market value is rebalanced based on the schedule outlined above, in conjunction with the Index evaluation, to a modified value based on the quantitative investment strategy. Index Shares are calculated by taking each security’s weight multiplied by an index value of $1 trillion and dividing it by the closing price utilizing the closing price on Tuesday after the asset class review date and go effective after the close of trading that Friday.
Nasdaq may, from time to time, exercise reasonable discretion as it deems appropriate in order to ensure Index integrity.
Asset Class Review	Review Schedule
Standard Frequency of Review	Review will skip the 2nd Friday in January, April, July and October.
International moving in or out of #1 Asset Class	Review will skip the 4th Friday in February, May, August and November if the First Trust Nifty Fifty Equal Weight ETF (NFTY) is a component of the Dorsey Wright International Focus Five Index.

Tactical Sleeve Name	Review Schedule
Dorsey Wright Focus Five Index	2nd and 4th week containing a Friday
Dorsey Wright International Focus Five Index	1st and 3rd week containing a Friday
Tactical Fixed Income	Monthly on the 4th week containing a Friday
Rebalance Back to Target 65%/35% Allocations	Quarterly on the 4th week containing a Friday in January, April, July and October
Premium/Discount Information
The Fund has not yet commenced operations and, therefore, does not have information about the differences between the Fund’s daily market price on Nasdaq and its net asset value. Once the Fund has commenced operations, this information will be available on the Fund’s website at www.ftportfolios.com.

Other Information
Continuous Offering
The Fund will issue, on a continuous offering basis, its shares in one or more groups of a fixed number of Fund shares (each such group of such specified number of individual Fund shares, a “Creation Unit Aggregation”). The method by which Creation Unit Aggregations of Fund shares are created and traded may raise certain issues under applicable securities laws. Because new Creation Unit Aggregations of shares are issued and sold by the Fund on an ongoing basis, a “distribution,” as such term is used in the Securities Act, may occur at any point. Broker-dealers and other persons are cautioned that some activities on their part may, depending on the circumstances, result in their being deemed participants in a distribution in a manner which could render them statutory underwriters and subject them to the prospectus delivery requirement and liability provisions of the Securities Act.
For example, a broker-dealer firm or its client may be deemed a statutory underwriter if it takes Creation Unit Aggregations after placing an order with FTP, breaks them down into constituent shares and sells such shares directly to customers, or if it chooses to couple the creation of a supply of new shares with an active selling effort involving solicitation of secondary market demand for shares. A determination of whether one is an underwriter for purposes of the Securities Act must take into account all the facts and circumstances pertaining to the activities of the broker-dealer or its client in the particular case, and the examples mentioned above should not be considered a complete description of all the activities that could lead to a characterization as an underwriter.
Broker-dealer firms should also note that dealers who are not “underwriters” but are effecting transactions in shares, whether or not participating in the distribution of shares, are generally required to deliver a prospectus. This is because the prospectus delivery exemption in Section 4(a)(3) of the Securities Act is not available in respect of such transactions as a result of Section 24(d) of the 1940 Act. The Trust, on behalf of the Fund, however, has received from the Securities and Exchange Commission an exemption from the prospectus delivery obligation in ordinary secondary market transactions under certain circumstances, on the condition that purchasers are provided with a product description of the shares. As a result, broker-dealer firms should note that dealers who are not underwriters but are participating in a distribution (as contrasted with ordinary secondary market transactions) and thus dealing with the shares that are part of an overallotment within the meaning of Section 4(a)(3)(C) of the Securities Act would be unable to take advantage of the prospectus delivery exemption provided by Section 4(a)(3) of the Securities Act. Firms that incur a prospectus delivery obligation with respect to shares are reminded that, under the Securities Act Rule 153, a prospectus delivery obligation under Section 5(b)(2) of the Securities Act owed to a broker-dealer in connection with a sale on Nasdaq is satisfied by the fact that the prospectus is available from Nasdaq upon request. The prospectus delivery mechanism provided in Rule 153 is available with respect to transactions on a national securities exchange, a trading facility or an alternative trading system.

APPENDIX A
List of ETFs Eligible for Inclusion in the Index
as of the Date of this Prospectus
U.S. Equity Securities
First Trust Consumer Discretionary AlphaDEX® Fund (FXD)
Investment Objective: FXD seeks investment results that correspond generally to the price and yield (before the Fund’s fees and expenses) of an equity index called the StrataQuant® Consumer Discretionary Index.
Principal Investment Strategy: FXD invests in stocks from the Russell 1000® Index in the consumer discretionary sector that may generate positive alpha relative to traditional passive-style indices.
First Trust Consumer Staples AlphaDEX® Fund (FXG)
Investment Objective: FXG seeks investment results that correspond generally to the price and yield (before the Fund’s fees and expenses) of an equity index called the StrataQuant® Consumer Staples Index.
Principal Investment Strategy: FXG invests in stocks from the Russell 1000® Index in the consumer staples sector that may generate positive alpha relative to traditional passive-style indices.
First Trust Dow Jones Internet Index Fund (FDN)
Investment Objective: FDN seeks investment results that correspond generally to the price and yield (before the Fund’s fees and expenses) of an equity index called the Dow Jones Internet Composite IndexSM.
Principal Investment Strategy: FDN invests in stocks of companies that generate at least 50% of their annual sales/revenue from the Internet.
First Trust Energy AlphaDEX® Fund (FXN)
Investment Objective: FXN seeks investment results that correspond generally to the price and yield (before the Fund’s fees and expenses) of an equity index called the StrataQuant® Energy Index.
Principal Investment Strategy: FXN invests in stocks from the Russell 1000® Index in the energy sector that may generate positive alpha relative to traditional passive-style indices.
First Trust Financials AlphaDEX® Fund (FXO)
Investment Objective: FXO seeks investment results that correspond generally to the price and yield (before the Fund’s fees and expenses) of an equity index called the StrataQuant® Financials Index.
Principal Investment Strategy: FXO invests in stocks from the Russell 1000® Index in the financials sector that may generate positive alpha relative to traditional passive-style indices.
First Trust Health Care AlphaDEX® Fund (FXH)
Investment Objective: FXH seeks investment results that correspond generally to the price and yield (before the Fund’s fees and expenses) of an equity index called the StrataQuant® Health Care Index.
Principal Investment Strategy: FXH invests in stocks from the Russell 1000® Index in the health care sector that may generate positive alpha relative to traditional passive-style indices.
First Trust Industrials/Producer Durables AlphaDEX® Fund (FXR)
Investment Objective: FXR seeks investment results that correspond generally to the price and yield (before the Fund’s fees and expenses) of an equity index called the StrataQuant® Industrials Index.
Principal Investment Strategy: FXR invests in stocks from the Russell 1000® Index in the industrials and producer durables sectors that may generate positive alpha relative to traditional passive-style indices.

First Trust Materials AlphaDEX® Fund (FXZ)
Investment Objective: FXD seeks investment results that correspond generally to the price and yield (before the Fund’s fees and expenses) of an equity index called the StrataQuant® Materials Index.
Principal Investment Strategy: FXD invests in stocks from the Russell 1000® Index in the materials sector that may generate positive alpha relative to traditional passive-style indices.
First Trust Nasdaq Bank ETF (FXD)
Investment Objective: FXD seeks investment results that correspond generally to the price and yield (before the Fund’s fees and expenses) of an equity index called the Nasdaq US Smart Banks Index.
Principal Investment Strategy: FXD invests in stocks of U.S. companies within the banking industry.
First Trust Nasdaq Food & Beverage ETF (FXR)
Investment Objective: FXR seeks investment results that correspond generally to the price and yield (before the Fund’s fees and expenses) of an equity index called the Nasdaq US Smart Food & Beverage Index.
Principal Investment Strategy: FXR invests in stocks of U.S. companies within the food and beverage industry.
First Trust Nasdaq Oil & Gas ETF (FXO)
Investment Objective: FXO seeks investment results that correspond generally to the price and yield (before the Fund’s fees and expenses) of an equity index called the Nasdaq US Smart Oil & Gas Index.
Principal Investment Strategy: FXO invests in stocks of U.S. companies within the oil and gas industry.
First Trust Nasdaq Retail ETF (FTXO)
Investment Objective: FTXO seeks investment results that correspond generally to the price and yield (before the Fund’s fees and expenses) of an equity index called the Nasdaq US Smart Retail Index.
Principal Investment Strategy: FTXO invests in stocks of U.S. companies within the retail industry.
First Trust Nasdaq Transportation ETF (FTXO)
Investment Objective: FXD seeks investment results that correspond generally to the price and yield (before the Fund’s fees and expenses) of an equity index called the Nasdaq US Smart Transportation Index.
Principal Investment Strategy: FXD invests in stocks of U.S. companies within the transportation industry.
First Trust NASDAQ-100 Ex-Technology Sector IndexSM Fund (QQXT)
Investment Objective: QQXT seeks investment results that correspond generally to the price and yield (before the Fund’s fees and expenses) of an equity index called the NASDAQ-100 Ex-Tech Sector IndexSM.
Principal Investment Strategy: QQXT invests in companies from the NASDAQ-100 Index not classified as “technology” according to the Industry Classification Benchmark.
First Trust NASDAQ-100-Technology Sector IndexSM Fund (QTEC)
Investment Objective: QTEC seeks investment results that correspond generally to the price and yield (before the Fund’s fees and expenses) of an equity index called the NASDAQ-100 Technology Sector IndexSM.
Principal Investment Strategy: QTEC invests in companies from the NASDAQ-100 Index classified as “technology” according to the Industry Classification Benchmark.
First Trust NYSE Arca Biotechnology Index Fund (FBT)
Investment Objective: FBT seeks investment results that correspond generally to the price and yield (before the Fund’s fees and expenses) of an equity index called the NYSE Arca Biotechnology IndexSM.

Principal Investment Strategy: FBT invests in companies in the biotechnology industry that are primarily involved in the use of biological processes to develop products or provide services.
First Trust S&P REIT Index Fund (FRI)
Investment Objective: FRI seeks investment results that correspond generally to the price and yield (before the Fund’s fees and expenses) of an equity index called the S&P United States REIT Index.
Principal Investment Strategy: FRI invests in U.S. companies that comprise the real estate investment trust market.
First Trust Technology AlphaDEX® Fund (FXL)
Investment Objective: FXL seeks investment results that correspond generally to the price and yield (before the Fund’s fees and expenses) of an equity index called the StrataQuant® Technology Index.
Principal Investment Strategy: FXL invests in stocks from the Russell 1000® Index in the technology sector that may generate positive alpha relative to traditional passive-style indices.
First Trust Utilities AlphaDEX® Fund (FXU)
Investment Objective: FXU seeks investment results that correspond generally to the price and yield (before the Fund’s fees and expenses) of an equity index called the StrataQuant® Utilities Index.
Principal Investment Strategy: FXU invests in stocks from the Russell 1000® Index in the utilities sector that may generate positive alpha relative to traditional passive-style indices.
First Trust Small Cap Growth AlphaDEX® Fund (FYC)
Investment Objective: FYC seeks investment results that correspond generally to the price and yield (before the Fund’s fees and expenses) of an equity index called the NASDAQ AlphaDEX® Small Cap Growth Index.
Principal Investment Strategy: FYC invests in U.S. small cap companies that meet certain criteria.
First Trust Large Cap Growth AlphaDEX® Fund (FTC)
Investment Objective: FTC seeks investment results that correspond generally to the price and yield (before the Fund’s fees and expenses) of an equity index called the NASDAQ AlphaDEX® Large Cap Growth Index.
Principal Investment Strategy: FTC invests in U.S. large cap companies that meet certain criteria.
International Equity Securities
First Trust Asia Pacific ex-Japan AlphaDEX® Fund (FPA)
Investment Objective: FPA seeks investment results that correspond generally to the price and yield (before the Fund’s fees and expenses) of an equity index called the NASDAQ AlphaDEX® Asia Pacific Ex-Japan Index.
Principal Investment Strategy: FPA invests in securities issued by companies operating in the Asia Pacific region excluding Japan.
First Trust Australia AlphaDEX® Fund (FAUS)
Investment Objective: FAUS seeks investment results that correspond generally to the price and yield (before the Fund’s fees and expenses) of an equity index called the NASDAQ AlphaDEX® Australia Index
Principal Investment Strategy: FAUS invests in securities issued by companies operating in Australia.
First Trust BICK Index Fund (BICK)
Investment Objective: BICK seeks investment results that correspond generally to the price and yield (before the Fund’s fees and expenses) of an equity index called the ISE BICKTM (Brazil, India, China, South Korea) Index.
Principal Investment Strategy: BICK invests in the largest and most liquid public companies that are domiciled in Brazil, India, Mainland China and South Korea.

First Trust Brazil AlphaDEX® Fund (FBZ)
Investment Objective: FBZ seeks investment results that correspond generally to the price and yield (before the Fund’s fees and expenses) of an equity index called the NASDAQ AlphaDEX® Brazil Index.
Principal Investment Strategy: FBZ invests in securities issued by companies operating in Brazil.
First Trust Canada AlphaDEX® Fund (FCAN)
Investment Objective: FCAN seeks investment results that correspond generally to the price and yield (before the Fund’s fees and expenses) of an equity index called the NASDAQ AlphaDEX® Canada Index.
Principal Investment Strategy: FCAN invests in securities issued by companies operating in Canada.
First Trust China AlphaDEX® Fund (FCA)
Investment Objective: FCA seeks investment results that correspond generally to the price and yield (before the Fund’s fees and expenses) of an equity index called the NASDAQ AlphaDEX® China Index.
Principal Investment Strategy: FCA invests in securities issued by companies operating in China.
First Trust Chindia ETF (FNI)
Investment Objective: FNI seeks investment results that correspond generally to the price and yield (before the Fund’s fees and expenses) of an equity index called the ISE Chindia IndexTM.
Principal Investment Strategy: FNI invests in companies that are domiciled in either India or China and whose shares or ADRs are listed on a U.S. securities exchange.
First Trust Developed Markets ex-US AlphaDEX® Fund (FDT)
Investment Objective: FDT seeks investment results that correspond generally to the price and yield (before the Fund’s fees and expenses) of an equity index called the NASDAQ AlphaDEX® Developed Markets ex-US Index.
Principal Investment Strategy: FDT invests in securities issued by companies operating in developed markets, excluding the United States.
First Trust Dow Jones Global Select Dividend Index Fund (FGD)
Investment Objective: FGD seeks investment results that correspond generally to the price and yield (before the Fund’s fees and expenses) of an equity index called the Dow Jones Global Select Dividend Index.
Principal Investment Strategy: FGD invests in dividend-paying companies in the Dow Jones World Developed Index that meet certain criteria.
First Trust Emerging Markets AlphaDEX® Fund (FEM)
Investment Objective: FEM seeks investment results that correspond generally to the price and yield (before the Fund’s fees and expenses) of an equity index called the NASDAQ AlphaDEX® Emering Markets Index.
Principal Investment Strategy: FEM invests in securities issued by companies operating in emerging markets.
First Trust Emerging Markets Small Cap AlphaDEX® Fund (FEMS)
Investment Objective: FEMS seeks investment results that correspond generally to the price and yield (before the Fund’s fees and expenses) of an equity index called the NASDAQ AlphaDEX® Emering Markets Small Cap Index.
Principal Investment Strategy: FEMS invests in securities issued by small cap companies operating in emerging markets.
First Trust Europe AlphaDEX® Fund (FEP)
Investment Objective: FEP seeks investment results that correspond generally to the price and yield (before the Fund’s fees and expenses) of an equity index called the NASDAQ AlphaDEX® Europe Index.

Principal Investment Strategy: FEP invests in securities issued by companies operating in Europe.
First Trust Eurozone AlphaDEX® Fund (FEUZ)
Investment Objective: FEUZ seeks investment results that correspond generally to the price and yield (before the Fund’s fees and expenses) of an equity index called the NASDAQ AlphaDEX® Eurozone Index.
Principal Investment Strategy: FEUZ invests in securities issued by companies operating in the Eurozone. The Eurozone is comprised of countries that have adopted the euro as their common currency and sole legal tender, and may include Austria, Belgium, Germany, Spain, Finland, France, Greece, Ireland, Italy, Netherlands and Portugal.
First Trust Germany AlphaDEX® Fund (FGM)
Investment Objective: FGM seeks investment results that correspond generally to the price and yield (before the Fund’s fees and expenses) of an equity index called the NASDAQ AlphaDEX® Germany Index.
Principal Investment Strategy: FGM invests in securities issued by companies operating in Germany.
First Trust Hong Kong AlphaDEX® Fund (FHK)
Investment Objective: FHK seeks investment results that correspond generally to the price and yield (before the Fund’s fees and expenses) of an equity index called the NASDAQ AlphaDEX® Hong Kong Index.
Principal Investment Strategy: FHK invests in securities issued by companies operating in Hong Kong.
First Trust India NIFTY 50 Equal Weight ETF (NFTY)
Investment Objective: NFTY seeks investment results that correspond generally to the price and yield (before the Fund’s fees and expenses) of an equity index called the NIFTY
Principal Investment Strategy: NFTY invests in the 50 largest and most liquid Indian securities listed on the National Stock Exchange of India.
First Trust Japan AlphaDEX® Fund (FJP)
Investment Objective: FJP seeks investment results that correspond generally to the price and yield (before the Fund’s fees and expenses) of an equity index called the NASDAQ AlphaDEX® Japan Index
Principal Investment Strategy: FJP invests in securities issued by companies operating in Japan.
First Trust Latin America AlphaDEX® Fund (FLN)
Investment Objective: FLN seeks investment results that correspond generally to the price and yield (before the Fund’s fees and expenses) of an equity index called the NASDAQ AlphaDEX® Latin America Index.
Principal Investment Strategy: FLN invests in securities issued by companies operating in Latin America.
First Trust South Korea AlphaDEX® Fund (FKO)
Investment Objective: FKO seeks investment results that correspond generally to the price and yield (before the Fund’s fees and expenses) of an equity index called the NASDAQ AlphaDEX® South Korea Index.
Principal Investment Strategy: FKO invests in securities issued by companies operating in South Korea.
First Trust STOXX European Select Dividend Index Fund (FDD)
Investment Objective: FDD seeks investment results that correspond generally to the price and yield (before the Fund’s fees and expenses) of an equity index called the STOXX® Europe Select Dividend 30 Index.
Principal Investment Strategy: FDD invests in dividend-paying companies in the STOXX® Europe 600 Index that have a positive five-year dividend-per-share growth rate and a dividend to earnings-per-share ratio of 60% or less.

First Trust Switzerland AlphaDEX® Fund (FSZ)
Investment Objective: FSZ seeks investment results that correspond generally to the price and yield (before the Fund’s fees and expenses) of an equity index called the NASDAQ AlphaDEX® Switzerland Index.
Principal Investment Strategy: FSZ invests in securities issued by companies operating in Switzerland.
First Trust United Kingdom AlphaDEX® Fund (FKU)
Investment Objective: FKU seeks investment results that correspond generally to the price and yield (before the Fund’s fees and expenses) of an equity index called the NASDAQ AlphaDEX® United Kingdom Index.
Principal Investment Strategy: FKU invests in securities issued by companies operating in the United Kingdom.
Fixed Income Securities
iShares 1-3 Year Treasury Bond ETF (SHY)
Investment Objective: SHY seeks investment results that correspond generally to the price and yield (before the Fund’s fees and expenses) of a fixed income index called the ICE U.S. Treasury 1-3 Year Bond Index.
Principal Investment Strategy: SHY invests in U.S. Treasury bonds with remaining maturities between one and three years.
iShares 7-10 Year Treasury Bond ETF (IEF)
Investment Objective: IEF seeks investment results that correspond generally to the price and yield (before the Fund’s fees and expenses) of a fixed income index called the ICE U.S. Treasury 7-10 Year Bond Index.
Principal Investment Strategy: IEF invests in U.S. Treasury bonds with remaining maturities between seven and ten years.
iShares 20+ Year Treasury Bond ETF (TLT)
Investment Objective: TLT seeks investment results that correspond generally to the price and yield (before the Fund’s fees and expenses) of a fixed income index called the ICE U.S. Treasury 20+ Year Bond Index.
Principal Investment Strategy: TLT invests in U.S. Treasury bonds with remaining maturities greater than twenty years.
iShares iBoxx $ High Yield Corporate Bond ETF (HYG)
Investment Objective: HYG seeks investment results that correspond generally to the price and yield (before the Fund’s fees and expenses) of a fixed income index called the Markit iBoxx USD Liquid High Yield Index.
Principal Investment Strategy: HYG invests in U.S. dollar-denominated, high yield corporate bonds.
iShares iBoxx $ Investment Grade Corporate Bond ETF (LQD)
Investment Objective: LQD seeks investment results that correspond generally to the price and yield (before the Fund’s fees and expenses) of a fixed income index called the Markit iBoxx USD Liquid Investment Grade Index.
Principal Investment Strategy: LQD invests in U.S. dollar-denominated, investment grade corporate bonds.
iShares J.P. Morgan USD Emerging Markets Bond ETF (EMB)
Investment Objective: EMB seeks investment results that correspond generally to the price and yield (before the Fund’s fees and expenses) of a fixed income index called the J.P. Morgan EMBI Global Core Index.
Principal Investment Strategy: EMB invests in U.S. dollar-denominated, emerging market bonds.

iShares MBS ETF (MBB)
Investment Objective: MBB seeks investment results that correspond generally to the price and yield (before the Fund’s fees and expenses) of a fixed income index called the Bloomberg Barclays US Mortgage Backed Securities Index.
Principal Investment Strategy: MBB invests in investment-grade mortgage-backed pass-through securities issued and/or guaranteed by U.S. government agencies.
iShares National Muni Bond ETF (MUB)
Investment Objective: MUB seeks investment results that correspond generally to the price and yield (before the Fund’s fees and expenses) of a fixed income index called the S&P National AMT-Free Municipal Bond Index.
Principal Investment Strategy: MUB invests in investment-grade U.S. municipal bonds.
iShares TIPS Bond ETF (TIP)
Investment Objective: TIP seeks investment results that correspond generally to the price and yield (before the Fund’s fees and expenses) of a fixed income index called the Bloomberg Barclays U.S. Treasury Inflation Protected Securities (TIPS) Index (Series-L).
Principal Investment Strategy: TIP invests in inflation-protected U.S. Treasury bonds.
iShares U.S. Core Aggregate Bond ETF (AGG)
Investment Objective: AGG seeks investment results that correspond generally to the price and yield (before the Fund’s fees and expenses) of a fixed income index called the Bloomberg Barclays US Aggregate Bond Index.
Principal Investment Strategy: AGG invests in U.S. investment-grade bonds.
iShares U.S. Preferred Stock ETF (PFF)
Investment Objective: PFF seeks investment results that correspond generally to the price and yield (before the Fund’s fees and expenses) of an index called the S&P U.S. Preferred Stock Index.
Principal Investment Strategy: PFF invests in U.S. preferred stocks.
PowerShares Senior Loan Portfolio (BKLN)
Investment Objective: BKLN seeks investment results that correspond generally to the price and yield (before the Fund’s fees and expenses) of a fixed income index called the S&P/LSTA U.S. Leveraged Loan 100 Index.
Principal Investment Strategy: BKLN invests in the 100 largest bank loans with floating rate coupons.
SPDR Bloomberg Barclays Convertible Bond ETF (CWB)
Investment Objective: CWB seeks investment results that correspond generally to the price and yield (before the Fund’s fees and expenses) of a fixed income index called the Bloomberg Barclays US Convertible Liquid Bond Index.
Principal Investment Strategy: CWB invests in U.S. convertible securities with an issue amount of at least $350 million and a par amount outstanding of at least $250 million.
Vanguard Total Market Bond ETF (BND)
Investment Objective: BND seeks investment results that correspond generally to the price and yield (before the Fund’s fees and expenses) of an index called the Bloomberg Barclays U.S. Aggregate Float Adjusted Index.
Principal Investment Strategy: BND invests a wide spectrum of public, investment-grade, taxable, fixed income securities in the United States—including government, corporate, and international dollar-denominated bonds, as well as mortgage-backed and asset-backed securities—all with maturities of more than 1 year.

Commodities
First Trust Global Tactical Commodity Strategy Fund (FTGC)
Investment Objective: FTGC seeks to provide total return by providing investors with commodity exposure while seeking a relatively stable risk profile.
Principal Investment Strategy: FTGC invests in commodity futures contracts and exchange-traded commodity-linked instruments through a wholly-owned subsidiary organized under the laws of the Cayman Islands.

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First Trust Exchange-Traded Fund VI

First Trust Dorsey Wright DALI 1 ETF
For More Information
For more detailed information on the Fund, several additional sources of information are available to you. The SAI, incorporated by reference into this prospectus, contains detailed information on the Fund's policies and operation. Additional information about the Fund's investments is available in the annual and semi-annual reports to shareholders. In the Fund's annual report, you will find a discussion of the market conditions and investment strategies that significantly impacted the Fund's performance during the last fiscal year. The Fund's most recent SAI, annual and semi-annual reports and certain other information are available free of charge by calling the Fund at (800) 621-1675, on the Fund's website at www.ftportfolios.com or through your financial advisor. Shareholders may call the toll-free number above with any inquiries.
You may obtain this and other information regarding the Fund, including the SAI and the Codes of Ethics adopted by First Trust, FTP and the Trust, directly from the Securities and Exchange Commission (the “SEC”). Information on the SEC’s website is free of charge. Visit the SEC’s online EDGAR database at www.sec.gov or in person at the SEC’s Public Reference Room in Washington, D.C., or call the SEC at (202) 551-8090 for information on the Public Reference Room. You may also request information regarding the Fund by sending a request (along with a duplication fee) to the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549-1520 or by sending an electronic request to publicinfo@sec.gov.
First Trust Advisors L.P.
120 East Liberty Drive, Suite 400
Wheaton, Illinois 60187
(800) 621-1675
www.ftportfolios.com
SEC File #: 333-182308
811-22717